Imagine that.



03020402

Pier 1 imports

annual report 2003

Financial Highlights

For the three years ended March 1, 2003

Pier 1 Imports, as one of North America's largest specialty retailers of unique decorative home furnishings, gifts and related items, achieved record sales of over $1.7 billion and record net income of over $129 million in fiscal 2003. Pier 1 directly imports from over 40 countries around the world, displaying merchandise in a visually appealing setting in stores throughout the United States, Canada, Puerto Rico, the United Kingdom and Mexico.

	2003	2002	2001
		($ in millions except per share amounts)	
For the year:			
Net sales	$ 1,754.9	$1,548.6	$1,411.5
Gross profit	753.4	649.8	594.5
Operating expenses	548.8	490.9	442.9
Operating income	204.7	158.8	151.5
Nonoperating (income) and expenses, net	(0.7)	(0.2)	1.3
Income before income taxes	205.4	159.0	150.2
Net income	$ 129.4	$ 100.2	$ 94.7
Basic earnings per share	$ 1.39	$ 1.06	$ .98
Diluted earnings per share	$ 1.36	$ 1.04	$ .97
Weighted average diluted shares outstanding (millions)	95.3	96.2	98.0
Increase in comparable store sales (1)	4.7%	4.5%	7.8%
At year-end:			
Number of stores worldwide (2)	1,074	974	899
North American retail square feet (millions) (3)	7.7	6.9	6.3

(1) Stores included in the comparable store sales calculation are those stores that were opened prior to the beginning of the preceding fiscal year and are still open, including qualifying relocated stores. For further explanation regarding the calculation of comparable store sales, see Critical Accounting Policies in Management's Discussion and Analysis of Financial Condition and Results of Operations. Comparable store sales amounts reflect a 52-week comparison for all periods presented. All other fiscal 2001 data includes 53 weeks of operations. For an explanation regarding the fluctuation in comparable store sales increases from year to year, refer to Management's Discussion and Analysis of Financial Condition and Results of Operations for those years.

(2) Worldwide store count at fiscal 2001 year-end includes the acquisition of Cargo Furniture, Inc. on February 21, 2001. Results of operations for fiscal 2001 were not affected by this acquisition. By fiscal 2002 year-end, all Japan locations had been closed.

(3) North American retail square footage includes Pier 1 Imports' locations throughout the United States and Canada, along with Cargokids stores.

Total Sales (Dollars in Millions)


$1,800
1,500
1,200
900
600
300
$1,138.6
$1,231.1
$1,411.5
$1,548.6
Fiscal 1999 2000 2001 2002 2003

Stores Worldwide


1,200
1,000
800
600
400
200
805
834
899
974
Fiscal 1999 2000 2001 2002 2003

Table of contents



We see vases.
She sees homes for Larry, Curly and Moby.

It doesn't come as a surprise to us. We know our customers are unique, eclectic individuals whose ability to see things differently comes as naturally to them as breathing. And what they expect from us is inspiring merchandise that allows them to express themselves in any way, shape or form they see fit. Understanding that fact has given us the freedom to become the creative muse our customers simply can't imagine being without.

Pier 1 imports®

To Our Shareholders

Pier 1 Imports celebrated 40 years in business this year and opened the 1,000th Pier 1 store. I am very proud of that achievement and of our associates' contributions to the positive changes that have made Pier 1 a nationally recognized brand for casual home furnishings and gifts. Consumers continue to discover that Pier 1's unique merchandise offers design, style and quality – at a value. Pier 1 Imports is a recognized place to shop for every occasion and for every room in the home, with casual home furnishings, decorative accessories, housewares and gifts.

Without question, last year was a challenging year for all businesses, and retail was no exception. The market weakness that began in 2000 has lasted much longer than everyone expected. An unstable economy, dockworkers' strike, harsh winter weather across the country, and threats of war and domestic terrorism made retailers cautious about many things, including sales forecasts, inventory levels and capital spending. Consumers, like businesses, were increasingly cautious about the short-term outlook – that has now extended into a longer-term view. However, Pier 1 continues to do as well as, or better than, many other retailers.

With all of the recent economic weakness, interest rates dipped to a 40-year low, and home purchases and refinancing loans continued at record pace last year. Customers continued to spend on their homes, supporting the "nesting" and "cocooning" trends that intensified after September 11, 2001. Our customers, more than ever, enjoy spending time close to home with family and friends, and we believe that Pier 1 is **the store** people come to for unique merchandise with exceptional quality, style and value. Pier 1 stores are also the most comfortable and convenient place to shop for exclusive, private-label home furnishings, housewares and gifts throughout North America.

Notwithstanding all of the difficulties last year, calendar 2002 and our fiscal year 2003 that ended March 1, 2003 was an extraordinary year for our Company. We achieved greater sales and earnings than at any time in the history of the Company. Net income grew by an exceptional 29.1% to $129 million, up from $100 million in fiscal year 2002. Diluted earnings per share for the year were $1.36 compared to $1.04 a year ago. Sales for fiscal year 2003 amounted to $1.75 billion, up 13.3% from the prior year, and comparable store sales grew by 4.7%. Merchandise margins were 55.3% for the year compared to last year's 54.2%, and gross profit grew to 42.9% of sales. We also leveraged selling, general and administrative expenses to 28.6% of sales compared to 28.9% in the prior year. With strong execution of our business plan, operating margins grew to 11.7% of sales for the year. In addition to our solid profitability, we focused on investment returns and cash flow generation. In fiscal 2003, we generated a return on average shareholders' equity of 21% and a return on average total assets of 14%. Our plans over the next few years are to internally fund our growth and to continue to increase value to our shareholders.


Our Cargokids store in Hurst, Texas.

We believe the Cargokids chain of children's home furnishings stores, which we acquired in February 2001, will help add value as a new growth concept. Although small, it is already a trusted brand among consumers. Our retail experience and synergies in product sourcing, store design, distribution and marketing should make Cargokids a great fit.

In fiscal year 2003, we opened a total of 125 stores Company-wide: 114 new Pier 1 stores in the United States and Canada; eight new Cargokids stores in North Carolina, Georgia, Virginia and Texas; and three store within a store locations, one in Mexico and two in the United Kingdom. We closed 24 Pier 1 Imports stores and one Cargokids store in North America. We ended the year with 1,000 stores across North America, 17 in Mexico, seven in Puerto Rico, 25 stores located in the United Kingdom operating as "The Pier" and 25 Cargokids stores, totaling 1,074 stores worldwide. We believe we can grow to at least 1,500 Pier 1 stores and between 250 and 300 Cargokids stores in North America by the end of the decade.

We continue to build on our strong balance sheet. Cash and cash equivalent investments grew to $242 million at year-end, up $7 million from a year ago, with almost no debt on the balance sheet. Cash generated from operations was $176 million, and we continue to generate excess free cash flow. We spent $78.5 million to repurchase 4.4 million shares of the Company's common stock during the year, and the Board of Directors increased the authorization to a total of $150 million of share repurchases in March 2003. Over the last five years, we have repurchased more than 20 million shares of Pier 1 common stock. In addition, this past year we increased our quarterly dividend payment from $.05 per share to $.06 per share, and paid $19.5 million in cash dividends during fiscal 2003.

My vision as Chairman and CEO, which began in 1998, has been to focus on building a strong organization by investing in growth and creating value for our shareholders. Over the last four years, I believe Pier 1's management team has achieved lots of things – and we excelled in fiscal 2003. We have worked hard to build a strong organization to support our accelerated store growth plans. The planned store growth is supported by infrastructure expansion that is carefully considered and implemented. In March 2003, we opened our new Savannah, Georgia distribution facility. The previous Savannah facility, including two satellite spaces, was replaced with a new 800,000-square-foot distribution center that is over 40% larger and significantly more efficient than the previous space. It is expandable by another 30% to support growth in the Southeast as we open more stores. Our logistics plans this year also include introducing a new warehouse management system in each of our six distribution centers. This is expected to significantly improve the flow of merchandise into Pier 1 stores.

We also began construction on a new corporate headquarters building in Fort Worth, Texas that is located less than one mile from our existing offices in the central business district near downtown. This 20-story building will be about 440,000 square feet at a cost of approximately $90 million, including 15 acres of land.


Pier 1 imports

Our 1000th Pier 1 Imports store, in Las Vegas, Nevada.

Given the size of our growing organization, it was obvious that the time was right to build our own facility. We feel that it is important to the successful plans and future of our Company to operate in a world-class facility for the benefit of current and future Pier 1 associates. We plan to move to the new location in the fall of 2004.

The primary goal of this past year's marketing plan was to increase brand awareness and customer visits to our stores. The use of integrated media and communications attracted new customers while increasing visits among core customers. National television advertising and the national newspaper insert program served as mass reach vehicles. Television communicated the benefits of the Pier 1 brand to customers who are interested in creativity and self-expression, while newspaper inserts promoted sale events to drive traffic to our stores. Customer Relationship Marketing (CRM) enabled us to target segments of our customer base with exclusive incentives and special offers. The aid of technology and software has provided us with additional insight to our customers' preferences and shopping behavior. We also communicate with specific customer groups via direct mail and e-mail.

The Pier 1 Preferred Card continues to be widely accepted among our most loyal customers. Sales from the preferred card represented 25% of our total store revenue in FY03, and the average amount spent on the card remained at three times that of a typical Pier 1 shopper using other types of currency. Our customers also enjoy the new in-store payment capabilities that we added last year, with 15% of our customers choosing to make their Pier 1 card payments directly in the stores. Our website, Pier1.com, continues to be a valuable source of product information, and also increases traffic to our stores by advertising our products, sales events and the Pier 1 shopping experience. Our store associates report that each day customers visit a Pier 1 store after researching an item on our website.

Also, our e-marketing efforts can be targeted to reach over one million qualified customers that we have in our database. These integrated marketing initiatives have increased brand awareness for our unique selling proposition, and have resulted in significant increases of new and existing customers shopping in Pier 1 stores.


Nicholas, winner of the age seven-and-under category in our 2002 Pier 1/UNICEF Greeting Card Contest, with a blanket-size version of his drawing, "A Blanket of Peace."

Pier 1 Imports is proud to invest in the communities which we serve, as well as the international countries where we source merchandise. Our Company associates have joined with me to support charities at the local, national and international levels, including the United Way, the Susan G. Komen Foundation and UNICEF. We do this because we believe in "giving back" to the communities that contribute to our success. Locally, we support the United Way through associate contributions and 100% Company matching of contributions. On a national level, we support the Susan G. Komen Breast Cancer Foundation. Each year we sponsor our associates who want to participate in Race for the Cure® events in over 110 cities in the United States. Additionally, we support this leading cancer research foundation through the sale of our exclusive Komen Candle, introduced each October during Breast Cancer Awareness Month. Twenty-five percent of the proceeds from the sale of the candles are donated to Komen for research to eradicate this life-threatening disease. Last year, we gave the Komen foundation $176,000 from the sale of these candles.


Twenty-five percent of the proceeds from sales of our Komen Candle go to breast cancer research.

I have personally been involved in UNICEF for over 18 years, supporting women and children throughout the world. Today, Pier 1 Imports is the largest retailer of UNICEF greeting cards worldwide, and 100% of the proceeds from the card sales every holiday season are given back to UNICEF. Last year, sales of the 2002 UNICEF greeting cards in Pier 1 stores generated $1.8 million, which was donated to UNICEF to provide children with food, medicine and basic hygiene supplies – mostly in Third World countries. We have made it a priority to be a good corporate citizen, and it is uplifting to make a difference in the communities where we travel, work and raise our families.

Today's customers are sophisticated, and we must work hard to gain their confidence for Pier 1 to be the place to shop for exclusive, proprietary home furnishings, housewares and gifts. We strive to always have something new and fun in our stores to see, touch and smell. We want Pier 1 to be the place to escape and enjoy some time away from all of the demands and pressures of everyday life.

During my 28 years with Pier 1, I have never seen our management and selling proposition any stronger than it is today. Our unique and ever-changing merchandise mix and solid value, combined with a respected and recognized brand, loyal customer base, engaging shopping experience and outstanding customer service – all contribute to our Company's success of which we are so proud. And I truly believe that the best is yet to come.

Our successful execution of the Company's business plan is critical to our growth and profitability. We have always been, and will continue to be, committed to the highest standards of corporate governance and the highest values of ethical behavior and business conduct. Our Board of Directors formerly adopted our corporate governance guidelines in 2000. As a result of the Sarbanes-Oxley Act of 2002, the Company will modify certain of its procedures as the rules and regulations become effective under the Act.

My pledge to all of you has been, and will continue to be, that I will lead Pier 1 Imports with the highest of integrity, challenging all of us to be the very best we can be. I would like to thank our loyal customers, suppliers, dedicated associates, independent Board of Directors and especially our shareholders who invest in our future.



Marvin J. Girouard
Chairman and Chief Executive Officer



Our customers thrive on creativity. We are their resource, their outlet for expression. They have a bond with us ... and the strength of this type of relationship is one that any brand would covet.

How did this relationship come about? Not overnight, of course. And not by accident. It's the result of numerous elements and strategies coming together like a well-planned room. This combination of strengths has helped Pier 1 Imports emerge as one of America's premier brands and one of the best retail stories in the post-9/11 economy.

New sensitivities in this era bolstered a phenomenon that had been growing for more than a decade. Consumers have focused on their homes as sanctuaries from the harshness of the real world. They are making their homes the most



Whether our customers see a towel ring or a swag holder, we give them a style they can hang their individuality on.

outward expression of their personality. Once self-expression was dominated by clothing and hairstyles. Today, "home" is the reflection of individuality and style.

Pier 1 has been perfectly positioned to deliver on this trend. The right products at the right price. The right stores at the right locations. The right advertising. The right people. And all of it linked by a financial strategy that moves the Company ahead in ways that are at once forward-thinking and appropriate to less certain economic times.

Proof that we're hitting our stride? It took us our first 36 years to achieve $1 billion in sales. And just five more to reach nearly $2 billion.

We know how to put things together. In that way, we're a lot like our customers. No wonder the relationship is so strong.





Where is it written that you can't bring the outdoors in? With so much to choose from, it's easy for our customers to make the rules.

A Pier 1 store is the culmination of all things sensory. And the store environment is ever-changing.

Our stores display a constant flow of new products and new ideas, products that change with the seasons and satisfy the spirits of our eclectic, intelligent customers.

Our assortment is not just ever-changing, but also offers our shoppers an impressive selection. Over 4,000 items stock our shelves. It takes many visits to see everything. And, just when you think you have, it changes again.

Despite the constant change, we never become over-dependent on the hottest new trend or passing fad. We are fashion forward, but established in our own tradition of style.

When planning our store layouts, anthropological research and past sales history give us the insight to map our stores. There is a strategy behind the placement of every candle, a reason for every display. Shoppers may not realize it, but our visual merchandising strategies help them envision the products in their homes. We see the reward in our bottom line.



Pier 1 has a talented store management team and over 15,000 resourceful store associates who bring our unique merchandise to life by offering an engaging and exciting shopping experience. Our store teams create visually stimulating environments for our customers and are committed to ensuring that Pier 1 is a fun place to shop.

Purchasing power is another of our strengths. All retailers strive for it, many would claim to have it, but you need only look as far as the products to find out who truly delivers. Over the last five years, Pier 1 has made consistent upgrades in the quality of our merchandise, while maintaining virtually the same price points. These elevated product standards are part of the story of our elevated brand.

All of this translates into more value, and our customers have noticed.

Low interest rates have helped more Americans achieve the dream of owning their own home than ever before. According to statistics from the U.S. Census Bureau, homeownership rates increased to 68.3% for calendar 2002. The number of people who own their own homes, 74.4 million, is at an all-time high.

The total of Pier 1 Imports stores is also at a record number – but we've proven to ourselves that there's plenty of room for growth by tapping into new markets and adding successful stores to existing markets. We opened our 1,000th Pier 1 Imports in fiscal 2003, and have stores in all 50 states. Our plans call for approximately 1,500 Pier 1 stores by the end of 2010.



When our customers are comfortable using a dressing screen as a headboard, the rest is easy.

Our strategy of opening in convenient neighborhood strip centers has dovetailed with an important trend. More than ever, people prefer destinations closer to home – and we are gaining valuable market share from malls and department stores.

Three basic Pier 1 formats meet the needs of almost any market. Our typical stores average 9,000 to 12,000 square feet, our basic stores average 7,500 to 9,000 square feet and serve smaller market areas, and our showplace large-format stores average 12,000 to 17,000 square feet and are located in areas with bigger homes. All three allow us the opportunity to test new products, as well as oversized furniture and decorative accessories.

Our acquisition of the Cargokids store concept presents another vehicle for growth. The children's furniture chain currently has just 25 stores, but is already a relatively well-known and respected brand among its customers in select markets.

Cargokids is also a great fit with Pier 1 because of obvious synergies in product sourcing, store design, pricing, distribution and marketing. We have been refining and improving the concept and are now primed to begin expansion. Our plan is to have 250 to 300 Cargokids stores by the end of this decade.





When a window becomes a work of art, we know that our customers see us as a reflection of their style.

Strong relationships are based on good communications. The relationship the Pier 1 brand enjoys with its customers is no exception. Our marketing and advertising efforts have won wide acclaim from industry observers – but more importantly, they have moved the needle in customer awareness and sales.

Much of the key to our success is the planning and integration of all media and communications. Brand-building messages combined with value-driven promotions build strength in traffic and sales numbers. Our well-known television advertising delivers the one-of-a-kind attitude shared by our customers through our current spokesperson, Kirstie Alley. The humor and fun of the campaign have proven effective in breaking through the advertising "clutter" to gain attention, increase store traffic and build brand awareness.



Daily performance monitoring tells us that our customers follow our promotional offers closely – they know when sales begin *and* when they end. Promotions are a key tool, driving as much as a third of our business. Timely offers are delivered via newspaper inserts, reinforced with support from television commercials and e-mails sent to over a million customers who have chosen to receive them.

Some relationships are especially close. We take every opportunity to reach our best customers through targeted marketing vehicles. One-to-one communications with our Pier 1 Preferred Credit Card customer, special offers to segments of our database, our bridal/gift registry program, in-store initiatives and pier1.com are all valuable tools that enable us to speak directly to our most important customers in a way that is most meaningful to them.

While almost everyone knows our stores, our products and our advertising, Pier 1 Imports' financial strategy has been just as integral to our success.

The guiding principle of this strategy is to achieve sustainable, executable and profitable growth. We monitor our sales and business daily, and use this intelligence to guide our operations. Based on 40 years of experience, our goal is to build a plan to sustain a compounded annual earnings per share growth rate in the 15% range.

With almost $250 million in cash on hand at the end of fiscal 2003 and little debt, we operate from the strength of self-funding our growth. Our store growth plans were achieved for fiscal 2003 with a total of 125 stores opened Company-wide. During fiscal 2004, we plan to open approximately 115 new Pier 1 stores and 20 to 25 new Cargokids stores.



Our customers know a good wine rack goes perfectly with red or white. And we know that thanks to them, 2002 was a very good year.



In addition to our solid profitability, we continue to focus on investment returns and cash flow generation. In fiscal 2003, we generated a strong return on average shareholders' equity of 21%, a return on average total assets of 14% and cash flows from operations of $176 million.

We combine these efforts with other measures to improve shareholder value. During fiscal 2003, we paid dividends of almost $20 million or $.21 per share, an increase of 31% over the previous year. We paid $78 million to repurchase 4.4 million shares under the stock repurchase program during fiscal 2003. Additionally, over the last five years, we have repurchased an average of 4 million shares per year.

Our new corporate headquarters will be ready for occupancy in the fall of 2004. We're funding the initial construction of the building with cash on hand and will consider other financing alternatives after its completion. The new facility will give us room for growth and should only enhance our competitive edge in attracting and retaining a strong headquarters workforce.

Key Financial Statistics

For the five years ended March 1, 2003

Return on Average Equity



25.0%
20.0
15.0
10.0
5.0
20.2%
17.7%
19.5%
17.9%
Fiscal 1999 2000 2001 2002 2003

Operating Income
(Dollars in Millions)



$250
200
150
100
50
$134.7
$123.2
$151.5
$158.8
Fiscal 1999 2000 2001 2002 2003

Weighted Average Diluted Shares Oustanding
(In Millions)



120
100
80
60
40
20
108.9
103.3
98.0
96.2
Fiscal 1999 2000 2001 2002 2003

Dividends Paid Per Share
(Dollars)



$0.25
0.20
0.15
0.10
0.05
$0.12
$0.12
$0.15
$0.16
Fiscal 1999 2000 2001 2002 2003

Total Sales
(Dollars in Millions)



$1,800
1,500
1,200
900
600
300
$1,138.6
$1,231.1
$1,411.5
$1,548.6
Fiscal 1999 2000 2001 2002 2003

Stores Worldwide



1,200
1,000
800
600
400
200
805
834
899
974
Fiscal 1999 2000 2001 2002 2003

Diluted Earnings Per Share
(Dollars, Adjusted for Stock Splits and Dividends)



$1.50
1.00
.50
$0.77
$0.75
$0.97
$1.04
Fiscal 1999 2000 2001 2002 2003

Net Store Openings
(Including Acquisitions)



100
75
50
25
42
28
65
75
Fiscal 1999 2000 2001 2002 2003

Net Income
(Dollars in Millions)



$150
100
50
$80.4
$74.7
$94.7
$100.2
Fiscal 1999 2000 2001 2002 2003

Shareholders' Equity Per Share
(Dollars)



$8.00
6.00
4.00
2.00
$4.12
$4.60
$5.52
$6.20
Fiscal 1999 2000 2001 2002 2003

Merchandise Sales Mix
For fiscal year 2003



Seasonal 7%
Housewares 13%
Furniture 38%
Bed & Bath 18%
Decorative Accessories 24%

Pier 1 Imports, Inc.

FINANCIAL SUMMARY

($ in millions except per share amounts)

	4-Year Compound Annual Growth Rate	Year Ended 2003	2002	2001[1]	2000	1999
SUMMARY OF OPERATIONS:						
Net sales	11.4%	$ 1,754.9	1,548.6	1,411.5	1,231.1	1,138.6
Gross profit	10.8%	$ 753.4	649.8	594.5	512.5	500.4
Selling, general and administrative expenses	10.7%	$ 502.3	448.1	399.8	349.4	334.6
Depreciation and amortization	10.5%	$ 46.4	42.8	43.2	40.0	31.1
Operating income	11.0%	$ 204.7	158.8	151.5	123.2	134.7
Nonoperating (income) and expenses, net[2]		$ (0.7)	(0.2)	1.3	4.6	5.0
Income before income taxes	12.2%	$ 205.4	159.0	150.2	118.6	129.6
Net income	12.6%	$ 129.4	100.2	94.7	74.7	80.4
PER SHARE AMOUNTS (ADJUSTED FOR STOCK SPLITS AND DIVIDENDS):						
Basic earnings	14.1%	$ 1.39	1.06	.98	.78	.82
Diluted earnings	15.3%	$ 1.36	1.04	.97	.75	.77
Cash dividends declared	15.0%	$ .21	.16	.15	.12	.12
Shareholders' equity	13.9%	$ 6.93	6.20	5.52	4.60	4.12
OTHER FINANCIAL DATA:						
Working capital[2]	13.6%	$ 420.0	396.8	333.0	239.3	252.1
Current ratio[2]	(1.8%)	2.7	2.9	3.3	2.4	2.9
Total assets	10.3%	$ 967.5	862.7	735.7	670.7	654.0
Long-term debt[2]	(28.6%)	$ 25.0	25.4	25.0	25.0	96.0
Shareholders' equity	12.4%	$ 643.9	585.7	531.9	440.7	403.9
Weighted average diluted shares outstanding (millions)		95.3	96.2	98.0	103.3	108.9
Effective tax rate		37.0%	37.0	37.0	37.0	38.0
Return on average shareholders' equity		21.0%	17.9	19.5	17.7	20.2
Return on average total assets		14.1%	12.5	13.5	11.3	12.3
Pre-tax return on sales		11.7%	10.3	10.6	9.6	11.4

(1) Fiscal 2001 consisted of a 53-week year. All other fiscal years presented reflect 52-week years.

(2) Nonoperating (income) and expenses, net, were comprised of interest expense and interest and investment income in each year presented. Fiscal years 2000 and 1999 included interest expense on 5¾% convertible subordinated notes which were primarily converted into shares of the Company's common stock in March 2000. The reduction in fiscal 2000 working capital, current ratio and long-term debt was the result of the Company's call of these 5¾% notes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Pier 1 Imports, Inc. (together with its consolidated subsidiaries, the "Company") is one of North America's largest specialty retailers of unique decorative home furnishings, gifts and related items, with over 1,000 retail locations in 50 states, Canada, Puerto Rico, the United Kingdom and Mexico as of fiscal 2003 year-end. The Company operates stores in the United States and Canada under the names "Pier 1 Imports" ("Pier 1") and "Cargokids!" ("Cargokids"). In the United Kingdom, retail locations operate under the name "The Pier." The Company directly imports merchandise from over 40 countries around the world and designs offerings that are proprietary to Pier 1 Imports. During fiscal 2003, the Company reported record sales of $1,754.9 million and record net income of $129.4 million, or $1.36 per diluted share. In February 2001, the Company formed a new subsidiary, New Cargo Furniture, Inc., which acquired certain assets and assumed certain liabilities of Cargo Furniture, Inc. and now operates under the name Cargokids. This 25-store retailer and wholesaler of children's furniture, gifts and accessories had no impact on the Company's fiscal 2001 operations as a result of the timing of the acquisition, but is reflected in the Company's fiscal 2003 and 2002 year-end balance sheets and results of operations.

FISCAL YEARS ENDED MARCH 1, 2003 AND MARCH 2, 2002

During fiscal 2003, the Company recorded net sales of $1,754.9 million, an increase of $206.3 million, or 13.3%, over net sales of $1,548.6 for the prior fiscal year. Comparable store sales for fiscal 2003 improved 4.7% over fiscal 2002. Net sales consisted almost entirely of sales to retail customers, net of discounts and returns, but also included delivery service revenues and wholesale sales and royalties received from franchise stores and joint ventures. Sales by retail concept during fiscal years 2003, 2002 and 2001 were as follows (in thousands):

	2003	2002	2001
Pier 1 Imports stores	$1,677,050	$1,478,438	$1,363,197
The Pier stores	51,470	43,445	39,190
Cargokids stores	12,199	10,672	–
Internet	6,380	3,370	1,853
Other[1]	7,768	12,631	7,258
Net sales	$1,754,867	$1,548,556	$1,411,498

(1) Other sales consisted of wholesale sales and royalties received from franchise stores, international joint ventures in Mexico and Puerto Rico, and Cargokids' contract sales. Also included in amounts from fiscal 2002 and 2001 were sales to the Company's franchise stores in Japan. Fiscal 2002 results include Cargokids dealer sales, which were discontinued in fiscal 2003.

The Company believes the increase in sales was a result of a number of factors, including a value-oriented merchandise assortment at attractive price points, the continued focus on customer service, a successful integrated marketing campaign focusing on the customer and a continuation of the trend toward "cocooning" which began after the events of September 11, 2001 when consumers began to focus spending efforts on their homes. These factors resulted in increased traffic and transaction counts for the year. The increase in retail sales during fiscal 2003 was slightly offset by a reduction in sales as a result of the Company's cessation of sales to its venture partner in Japan and lower contract sales at Cargokids as management shifted its focus to concentrate on retail sales.

The Company's store expansion efforts also contributed to total sales growth during fiscal 2003. The Company opened 114 and closed 24 North American Pier 1 stores during fiscal 2003, bringing the Pier 1 store count to 1,000 at year-end compared to 910 a year ago. The Company also opened eight and closed one Cargokids stores and opened three "store within a store" concepts at The Pier and in Mexico. Including all worldwide locations, the Company's store count totaled 1,074 at the end of fiscal 2003, which represents an increase of approximately 11.0% in total retail square footage compared to the end of last fiscal year. Although sales trends were somewhat less favorable toward the end of the year because of negative trends in general economic conditions and consumer confidence, the Company believes it has the financial strength to continue with its growth strategy and expects to open a net of 100 to 105 new stores during fiscal 2004, including a net of 80 to 85 Pier 1 stores and 20 Cargokids stores. A summary reconciliation of the Company's stores open at the beginning of fiscal 2003, 2002 and 2001 to the number open at the end of each period follows (openings and closings include relocated stores):

	Pier 1 North American	International[1]	Cargokids[2]	Total
Open at February 26, 2000	785	49	–	834
Openings	65	3	–	68
Closings	(24)	–	–	(24)
Acquisition (February 2001)	–	–	21	21
Open at March 3, 2001	826	52	21	899
Openings	104	3	3	110
Closings	(20)	(9)	(6)	(35)
Open at March 2, 2002	910	46	18	974
Openings	114	3	8	125
Closings	(24)	–	(1)	(25)
Open at March 1, 2003	1,000	49	25	1,074

(1) International stores were located in Puerto Rico, the United Kingdom, Mexico and Japan for fiscal 2001. All Japan locations were closed by fiscal 2002 year-end.
(2) The Company's results of operations for fiscal 2001 were not affected by the acquisition of Cargokids.

Net sales on the Company's proprietary credit card totaled $422.5 million and accounted for 26.2% of U.S. store sales during fiscal 2003, an increase of $10.0 million over proprietary credit card sales in the prior year of $412.5 million, which represented 28.9% of U.S. store sales during the year. The decline in proprietary credit card sales as a percentage of U.S. store sales resulted from fewer new customer accounts on the proprietary card and a shift to the usage of third-party credit cards, such as Visa and MasterCard. Proprietary credit card customers spent an average of $153 per transaction, which was comparable to last year. The Company continues to increase overall sales on its proprietary credit card by opening new accounts and developing customer loyalty through marketing promotions targeted to cardholders, including deferred payment options on larger purchases. Although the proprietary credit card generates income, it primarily serves as a tool for marketing and communication to the Company's most loyal customers.

Gross profit, after related buying and store occupancy costs, expressed as a percentage of sales, increased 90 basis points in fiscal 2003 to 42.9% from 42.0% in fiscal 2002. Merchandise margins, as a percentage of sales, increased over 100 basis points to 55.3% in fiscal 2003 compared to 54.2% in the prior year. Improved merchandise margins were primarily the result of decreased freight costs and increased purchasing power with vendors. The Company expects that margin rates for fiscal 2004 may be flat or decline slightly from fiscal 2003 rates. Store occupancy costs during fiscal 2003 increased 10 basis points as a percentage of sales to 12.4% from 12.3% during fiscal 2002. Occupancy costs in older, more established stores were leveraged over a higher sales base and thus declined by 40 basis points, from 12.1% in fiscal 2002 to 11.7% in fiscal 2003. However, this leveraging was offset by somewhat higher rental costs as a percentage of sales in newer stores because these stores' sales volumes have not hit their sales maturity levels.

As a percentage of sales, selling, general and administrative expenses, including marketing, improved 30 basis points to 28.6% in fiscal 2003 from 28.9% in fiscal 2002. In total dollars, selling, general and administrative expenses increased $54.2 million in fiscal 2003 over fiscal 2002. Expenses that normally increase proportionately with sales and number of stores, such as marketing, store payroll, supplies and equipment rental, increased $39.7 million during the year, yet were comparable as a percentage of sales. Store payroll and bonus increased $29.9 million and 25 basis points as a percentage of sales from fiscal 2002. This increase was attributable largely to an increase in medical insurance costs and to slightly less leveraging of store payroll, primarily in the fourth quarter of fiscal 2003 when comparable store sales gains were up 0.9% for the quarter compared to 10.2% for the year earlier period. Store payroll hours were well managed throughout the year and the increase in productivity was offset by a slight increase in hourly rates. Marketing expenses during fiscal 2003 increased $8.4 million over fiscal 2002, but remained flat at 4.5% of sales for both periods. Store supplies and equipment rental for the year increased $1.5 million, a decrease of approximately 25 basis points as a percentage of sales from fiscal 2002, primarily as a result of a redesigned program for bags, boxes and tissue that was implemented in the first quarter of 2003. Non-variable selling, general and administrative expenses increased $14.5 million in fiscal 2003, yet decreased 30 basis points as a percentage of sales. Home office payroll, including bonus, increased $9.6 million, representing a 10 basis points increase as a percentage of sales. This increase was principally the result of higher corporate bonus accruals for fiscal 2003 compared to last year because of increased profits compared to bonus plan amounts. All other selling, general and administrative expenses for the year-to-date period increased $4.9 million and declined 40 basis points as a percentage of sales.

Depreciation and amortization for fiscal 2003 was $46.4 million, representing an increase of $3.6 million over last year's $42.8 million. This increase was primarily the result of the increase in capital expenditures during fiscal 2003 related to new store openings and information systems technology. These increases were partially offset by a reduction in depreciation expense for certain assets which became fully depreciated during the year and for Company-owned stores, which were sold and leased back.

In fiscal 2003, operating income improved to $204.7 million, or 11.7% of sales, from $158.8 million, or 10.3% of sales, in fiscal 2002, an increase of 28.9% or $45.8 million.

Interest income increased slightly to $3.0 million during fiscal 2003 compared to $2.5 million in fiscal 2002. Although the Company had much higher average cash and short-term investment balances this year, average interest rates were lower, which resulted in only a slight increase in income on short-term investments. Interest expense remained consistent at $2.3 million for both fiscal 2003 and 2002.

The Company's effective tax rate remained constant at 37% of income before income taxes for both fiscal 2003 and 2002.

Net income in fiscal 2003 was $129.4 million, or $1.36 per share on a diluted basis, an increase of $29.2 million or 29.1% as compared to fiscal 2002's net income of $100.2 million, or $1.04 per share on a diluted basis. Net income, as a percentage of sales, improved from 6.5% in fiscal 2002 to 7.4% in fiscal 2003.

FISCAL YEARS ENDED MARCH 2, 2002 AND MARCH 3, 2001

During the 52-week period of fiscal 2002, net sales increased $137.1 million, or 9.7%, to $1,548.6 million. Net sales for the 53-week period of fiscal 2001 were $1,411.5 million. Comparable store sales for fiscal 2002 improved 4.5% over the prior year, excluding the 53rd week of sales in fiscal 2001. Despite a slow start in sales growth during the first half of the fiscal year, the Company began to see improvements in customer traffic, average ticket and customer conversion in the third quarter. These sales trends began after the events of September 11th when consumers shifted their spending away from travel and entertainment and began making purchases for their homes. In addition to this change in consumer behavior, the Company believes that its value-oriented merchandising efforts and the success of its marketing campaign contributed to the sales increases experienced during fiscal 2002.

The Company's accelerated new store opening plans in North America also contributed to sales growth during fiscal 2002. The Company opened 104 and closed 20 North American Pier 1 stores during the fiscal year. The North American Pier 1 store count totaled 910 at the end of fiscal 2002 compared to 826 at the end of fiscal 2001. Including Cargokids and all other worldwide locations, the Company's store count totaled 974 at the end of fiscal year 2002 compared to 899 at the end of fiscal year 2001. Prior to the close of fiscal year 2002, the Company's franchise agreement with Akatsuki Printing Co., Ltd. and Skylark Co., Ltd. expired without any additional costs or further obligations to the Company. As a result, the Company no longer had stores in Japan as of the end of fiscal year 2002.

A summary reconciliation of the Company's stores open at the beginning of fiscal 2002, 2001 and 2000 to the number open at the end of each period follows (openings and closings include relocated stores):

	Pier 1 North American	International[1]	Cargokids[2]	Total
Open at February 27, 1999	752	54	–	806
Openings	63	5	–	68
Closings	(30)	(10)	–	(40)
Open at February 26, 2000	785	49	–	834
Openings	65	3	–	68
Closings	(24)	–	–	(24)
Acquisition (February 2001)	–	–	21	21
Open at March 3, 2001	826	52	21	899
Openings	104	3	3	110
Closings	(20)	(9)	(6)	(35)
Open at March 2, 2002	910	46	18	974

(1) International stores were located in Puerto Rico, the United Kingdom, Mexico and Japan for fiscal 2000 and 2001. All Japan locations were closed by fiscal 2002 year-end.
(2) The Company's results of operations for fiscal 2001 were not affected by the acquisition of Cargokids.

Sales on the Company's proprietary credit card for fiscal 2002 were $412.5 million compared to $377.0 million in fiscal 2001 and accounted for 28.9% of U.S. store sales for both fiscal periods. Proprietary credit card customers spent an average of $153 per transaction, which was comparable to the prior year. The Company continued to encourage sales on its proprietary credit card by opening new accounts, including accounts on Cargokids' new proprietary credit card, and developed customer loyalty through marketing promotions specifically targeted to cardholders, including deferred payment options on larger purchases. Although the proprietary credit card generated income, it primarily served as a tool for marketing and communication to the Company's most loyal customers.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(continued)

Gross profit, after related buying and store occupancy costs, expressed as a percentage of sales, was 42.0% for fiscal 2002 compared to 42.1% in fiscal 2001. Merchandise margins for fiscal year 2002 were 54.2%, relatively flat when compared to the prior fiscal year. Although sales in the first half of fiscal 2002 consisted of more promotional merchandise as a result of soft economic conditions, the second half of fiscal 2002 yielded sales with a more favorable blend of regular-priced merchandise and promotional items and merchandise margins rebounded accordingly. Store occupancy costs were 12.3% of sales in fiscal 2002 versus 12.1% of sales in fiscal 2001. This increase was primarily attributable to the effect of leveraging fixed occupancy costs over an additional week of sales in fiscal year 2001 versus fiscal year 2002. This increase was also the result of additional store rental expense due to the sale and subsequent leaseback of six store properties previously owned by the Company. These sale-leaseback transactions also resulted, although to a lesser extent, in a reduction of depreciation expense, which is not classified as a component of store occupancy costs.

As a percentage of sales, selling, general and administrative expenses, including marketing, increased 60 basis points to 28.9% of sales for fiscal year 2002 from 28.3% of sales in fiscal 2001. Expenses that normally increase proportionately with sales and number of stores, such as store payroll, equipment rental, supplies and marketing expenses, were well controlled and declined 50 basis points to 19.7% of sales. Store payroll decreased 20 basis points as a percentage of sales, which was largely the result of a decrease in store bonuses that were awarded based on sales gains over the prior year. Marketing as a percentage of sales decreased 10 basis points, to 4.5% of sales, due to lower television advertising rates negotiated by the Company. All other selling, general and administrative expenses increased 110 basis points to 9.3% of sales for the fiscal year. These increases were largely the result of increases in non-store payroll, medical insurance costs, workers' compensation, and general insurance expenses, and the impact of Cargokids' expenditures in fiscal 2002 with no corresponding expense in fiscal 2001. The increases in non-store payroll resulted primarily from an enhancement to the field management structure in the first quarter of fiscal 2002 to provide for future growth.

Depreciation and amortization expense for fiscal 2002 was $42.8 million, or 2.8% of sales, compared to $43.2 million, or 3.1% of sales, in the prior fiscal year. The decrease was primarily the result of store point of sale equipment, which became fully depreciated in March 2001, along with the sale of eight store properties previously owned, six of which were subsequently leased back by the Company.

Operating income improved to $158.8 million, or 10.3% of sales, in fiscal 2002 from $151.5 million, or 10.7% of sales, in fiscal 2001.

Interest income increased $0.6 million, or 10 basis points as a percentage of sales, to $2.5 million due to considerably higher average cash and investment balances during fiscal 2002 compared to the prior fiscal year, partially offset by a decrease in interest rates. Interest expense was $2.3 million in fiscal year 2002 compared to $3.1 million in fiscal year 2001, a 10 basis point reduction. The decline in interest expense was due to lower average interest rates on a relatively fixed long-term debt balance along with no borrowings under the Company's revolving credit facility during fiscal 2002 compared to several months of outstanding balances on the revolver during fiscal 2001.

The Company's effective tax rate remained constant at 37% of income before income taxes for both fiscal 2002 and 2001.

Fiscal 2002 net income totaled $100.2 million, representing 6.5% of sales, or $1.04 per share on a diluted basis. In fiscal 2001, net income was 6.7% of sales and totaled $94.7 million, or $.97 per share on a diluted basis.

LIQUIDITY AND CAPITAL RESOURCES

Cash and temporary investments were $242.1 million at the end of fiscal 2003, an increase of $6.5 million over the fiscal 2002 year-end balance of $235.6 million. Operating activities generated $176.2 million of cash versus $244.3 million last year and served as the Company's primary source of operating cash for the fiscal year. The decline in cash generated from operating activities was primarily the result of an increase of $57.9 million in inventories during the fiscal year compared to a decline of $34.8 million in inventory levels during fiscal 2002. Inventory growth resulted primarily from the addition of 100 net new stores, including Cargokids and all other worldwide locations. The Company believes its inventory levels are well positioned with North American Pier 1 inventory per retail square foot of $41 at fiscal 2003 year-end, up 8% from last year and down 15% from fiscal 2001 year-end. Increases in accounts payable and accrued liabilities provided cash of $29.8 million. These increases were the result of several factors, including growth in the liability for unredeemed gift cards, higher expense for taxes, insurance and other accruals due primarily to the increased number of stores this year and higher bonus accruals based on the Company's strong sales and profitability this year.

Net cash used in investing activities totaled $88.6 million during fiscal 2003 versus last year's $10.5 million. Of that amount, capital expenditures were $99.0 million and consisted primarily of capital additions related to new Pier 1 stores of $34.7 million, land purchases and other construction-related costs for the Company's new headquarters and Savannah, Georgia distribution facility totaling $13.4 million and $21.8 million, respectively, and other additions of $29.1 million primarily for remodeling and investing in existing stores, software application development and technology infrastructure improvements. Cash proceeds from the disposition of properties were $6.3 million, which included $5.7 million in proceeds from the sale-leaseback of six Company-owned properties in the fourth quarter of fiscal 2003. *See Note 9 of the Notes to Consolidated Financial Statements for additional discussion of the sale-leaseback transactions.* The Company's beneficial interest in securitized receivables was $40.5 million at the end of fiscal 2003, a $4.1 million decrease from the fiscal 2002 year-end balance of $44.6 million. This decline resulted from a decrease in the total preferred card receivables portfolio from $140.7 million at fiscal 2002 year-end to $136.3 million at the end of fiscal 2003 as total sales for the fourth quarter of fiscal 2003 on the preferred card were lower than for the same quarter of fiscal 2002. Preferred card sales as a percentage of U.S. store sales declined to 21.2% in the fourth quarter of fiscal 2003 from 23.6% for the same quarter last year and declined to 26.2% year-to-date in fiscal 2003 from 28.9% in fiscal 2002. *See Note 2 of the Notes to Consolidated Financial Statements for additional discussion of the beneficial interest in securitized receivables.*

During fiscal 2003, the Company paid $78.5 million to repurchase 4,396,700 common shares under the Board of Directors-approved stock buyback program at a weighted average price of $17.85, including fees. Subsequent to the end of fiscal 2003, the Company announced that its Board of Directors authorized share repurchases of up to $150 million of the Company's common stock; this authorization replaced the previous authorization. These repurchases will be made in open market or private transactions over the next two to three years depending on prevailing market conditions, the Company's available cash, debt covenant restrictions and consideration of its corporate credit ratings. During the fiscal year, the Company paid dividends totaling $19.5 million, an increase of $4.4 million over dividends paid during fiscal 2002. During the fourth quarter of fiscal 2003, the Company increased its quarterly cash dividend to $.06 per share from $.05 per share. Subsequent to the end of fiscal 2003, the Company declared a quarterly cash dividend of $.06 per share payable on May 21, 2003 to shareholders of record on May 7, 2003. The Company expects to continue to pay cash dividends in fiscal 2004, but to retain most of its future earnings for expansion of the Company's business. Other financing activities, primarily the exercise of stock options by employees, provided cash of $17.3 million during fiscal 2003.

For fiscal 2003, the Company's sources of working capital were cash flow from operations, sales of proprietary credit card receivables and bank lines of credit. The bank facilities include a $125 million credit facility, all of which was available at fiscal 2003 year-end. The Company had no borrowings on this facility during fiscal 2003. The facility expires in November 2003 and the Company expects to renew this facility or replace it with a comparable facility before its expiration. Additionally, the Company has a $120 million short-term line of credit, which is primarily used to issue merchandise letters of credit. At fiscal 2003 year-end, approximately $59.9 million had been utilized, leaving $60.1 million available. The Company also has $36.5 million in credit lines used to issue other special-purpose letters of credit, all of which were fully utilized at fiscal 2003 year-end. Of the $36.5 million in special-purpose letters of credit, $25.6 million related to the Company's industrial revenue bonds. *See Note 5 of the Notes to Consolidated Financial Statements.* Most of the Company's loan agreements require the Company to maintain certain financial ratios and limit certain investments and distributions to shareholders, including cash dividends and repurchases of common stock. The Company's current ratio was 2.7 to 1 at fiscal 2003 year-end compared to 2.9 to 1 at fiscal 2002 year-end.

A summary of the Company's contractual cash commitments and other commercial commitments as of March 1, 2003 is listed below (in thousands):

		Amount of Commitment Expiration Per Period			
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Operating leases	$ 1,262,321	$ 185,169	$ 340,193	$ 279,798	$ 457,161
Merchandise letters of credit	59,856	59,856	–	–	–
Standby letters of credit	36,508	36,508	–	–	–
Long-term debt	25,393	393	–	–	25,000
Total	$ 1,384,078	$ 281,926	$ 340,193	$ 279,798	$ 482,161

The present value of total existing minimum operating lease commitments discounted at 10% was $837.7 million at fiscal 2003 year-end. The Company plans to continue to fund these commitments from cash generated from the operations of the Company.

The Company's securitization transaction provides a portion of its funding, with a face amount of outstanding debt securities (the Class A Certificates) assumed by third parties of $100 million. The Company does not provide recourse to third-party investors that purchase the debt securities issued by the Pier 1 Imports Credit Card Master Trust (the "Master Trust"). However, should the balance of the underlying credit card receivables held by the Master Trust decline to a level that the Class A

Certificates were insufficiently collateralized, the Master Trust would be contractually required to repay a portion of the Class A Certificates from daily collections. At the end of fiscal 2003, the underlying credit card receivables held by the Master Trust were $136.3 million and would have had to fall below $117.5 million before a repayment would have been required. This repayment would only be to the extent necessary to maintain the required ratio of receivables to the Class A Certificates as set forth in the securitization agreement. In addition, should the Master Trust be out of compliance with its required performance measures, such as payment rate, returns and fraud, excess portfolio yield and minimum transferor's interest, this would trigger an early amortization event. Such an event would eliminate the securitization as a source of funding for the Company. These performance measures would have to deteriorate significantly from their current levels to result in such an early amortization event. If either an early amortization event occurred or the Company was required to consolidate the Master Trust due to a change in accounting rules, the Company's statement of operations for fiscal 2003 would not have been materially different than its reported results. An early amortization event would require the repayment of the $100 million in the Company's funding, whereas the consolidation of the Master Trust would result in an increase of approximately $100 million in both the Company's assets and liabilities as of March 1, 2003.

The Company plans to open approximately 115 new Pier 1 stores during fiscal year 2004 and plans to close approximately 30 to 35 stores as their leases expire or otherwise end. A majority of the store closings are planned relocations within the same markets. In addition, the Company will continue with expansion plans for Cargokids and expects to open approximately 25 locations and close approximately five locations during fiscal 2004. New store buildings and land will be financed primarily through operating leases. Total capital expenditures for fiscal 2004 are expected to be approximately $120 to $125 million. Of this amount, the Company expects to spend approximately $45 to $50 million on store development, $45 million on costs related to construction of the Company's new headquarters, $20 million on information systems enhancements and $10 million on additions related to the Company's distribution centers. The Company expects the final $32 million in construction costs for the new headquarters to be spent in fiscal 2005. Initially the Company plans to pay for the new headquarters with operating funds and may mortgage all or part of it, or enter into a sale-leaseback arrangement depending on interest rates and the Company's cash position. The Company expects to enter into a sale-leaseback transaction on the Savannah distribution center during fiscal 2004 and anticipates that the resulting lease will qualify for operating lease treatment. Proceeds related to the expected sale-leaseback are anticipated to be approximately $23 million, which is expected to be greater than or equal to the Company's cost basis in the distribution center.

In summary, the Company's primary uses of cash in fiscal 2003 were to fund operating expenses and satisfy inventory requirements; provide for new and existing store development; fund capital additions related to the new distribution center, new corporate headquarters and information systems development; and repurchase common stock of the Company. Historically, the Company has financed its operations primarily from internally generated funds and borrowings under the Company's credit facilities. The Company believes that the funds provided from operations, available lines of credit and sales of its proprietary credit card receivables will be sufficient to finance working capital and capital expenditure requirements throughout fiscal year 2004.

CRITICAL ACCOUNTING POLICIES

The preparation of the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States requires the use of estimates that affect the reported value of assets, liabilities, revenues and expenses. These estimates are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for the Company's conclusions. The Company continually evaluates the information used to make these estimates as the business and the economic environment changes. Actual results may differ from these estimates under different assumptions or conditions. The use of estimates is pervasive throughout the consolidated financial statements, but the accounting policies and estimates considered most critical are as follows:

Revenue recognition – The Company recognizes revenue upon customer receipt or delivery for retail sales, including sales under deferred payment promotions on its proprietary credit card. Credit card receivable deferrals are for approximately 90 days and have historically resulted in no significant increases in bad debt losses arising from such receivables. Revenue from gift cards and gift certificates is deferred until redemption. The Company records an allowance for estimated merchandise returns based on historical experience and other known factors. Should actual returns differ from the Company's estimates and current provision for merchandise returns, revisions to the estimated merchandise returns may be required.

Comparable store sales – Stores included in the comparable store sales (sometimes referred to as "same-store" sales) calculation are those stores that were opened prior to the beginning of the preceding fiscal year and are still open. Also included are stores that were relocated during the year within a specified distance serving the same market, where there is not a significant change in store size and where there is not a significant overlap or gap in timing between the opening of one store and the closing of the existing store. Stores that are expanded or renovated are excluded from the comparable store sales calculation during the period they are closed for such remodeling. When these stores re-open for business, they are included in the comparable store sales calculation in the first full month after the re-opening if there is no significant change in store size. If there is a significant change in store size, the store continues to be excluded from the calculation until it meets the Company's established definition of a comparable store. Sales over the Internet are included and clearance stores are omitted from the comparable store sales calculation. Also, Cargokids was not included in the operations of the Company for fiscal 2001 and was not included in the comparable store sales calculation for fiscal 2002.

Beneficial interest in securitized receivables – The Company securitizes its entire portfolio of proprietary credit card receivables. During fiscal 2003, 2002 and 2001, the Company sold all of its proprietary credit card receivables, except those that failed certain eligibility requirements, to a special-purpose wholly owned subsidiary, Pier 1 Funding, LLC ("Funding"), which transferred the receivables to the Pier 1 Imports Credit Card Master Trust (the "Master Trust"). Neither Funding nor the Master Trust is consolidated by the Company as they meet the requirements of qualifying special-purpose entities under Statement of Financial Accounting Standards No. 140. The Master Trust issues beneficial interests that represent undivided interests in the assets of the Master Trust consisting of the transferred receivables and all cash flows from collections of such receivables. The beneficial interests include certain interests retained by Funding, which are represented by Class B Certificates, and the residual interest in the Master Trust (the excess of the principal amount of receivables held in the Master Trust over the portion represented by the certificates sold to third-party investors and the Class B Certificates).

Gain or loss on the sale of receivables depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. A servicing asset or liability was not recognized in the Company's credit card securitizations (and thus was not considered in the gain or loss computation) since the Company received adequate compensation relative to current market pricing to service the receivables sold.

The beneficial interest in the Master Trust is accounted for as an available-for-sale security. The Company estimates fair value of its beneficial interest in the Master Trust, both upon initial securitization and thereafter, based on the present value of future expected cash flows using management's best estimates of key assumptions including credit losses and payment rates. As of March 1, 2003 and March 2, 2002, the Company's assumptions included credit losses of 5% of the outstanding balance and expected payment within a six-month period using a discount rate of 15% to calculate the present value of the future cash flows. A sensitivity analysis performed assuming a hypothetical 20% adverse change in both interest rates and credit losses resulted in an immaterial impact on the fair value of the Company's beneficial interest. Although not anticipated by the Company, a significant deterioration in the financial condition of the Company's credit card holders, interest rates or other economic conditions could result in other than temporary losses on the beneficial interest in future periods.

Inventories – The Company's inventory is comprised of finished merchandise and is stated at the lower of average cost or market, cost being determined on a weighted average inventory method. Cost is calculated based upon the actual landed cost of an item at the time it is received in the Company's warehouse using actual vendor invoices and also includes the cost of warehousing and transporting product to the stores. Calculations of the carrying value of inventory are made on an item-by-item basis and to the extent that the cost of an item exceeds the current selling price, provisions are made to reduce the carrying amount of the item. The Company reviews its inventory levels in order to identify slow-moving merchandise and uses merchandise markdowns to clear such merchandise. Markdowns are recorded to reduce the value of such slow-moving merchandise as needed. Since the determination of carrying value of inventory involves both estimation and judgment with regard to costs and market values, differences in these estimates could result in valuations that differ from the recorded asset.

The Company recognizes known inventory losses, shortages and damages when incurred and makes a provision for estimated shrinkage. The amount of the provision is estimated based on historical experience using the results of its physical inventories. Inventory is physically counted at all locations at least once each year, at which time actual results are reflected in the financial statements. Physical counts were taken at substantially all stores and distribution centers during fiscal 2003. Although inventory shrink rates have not fluctuated significantly in recent years, should actual rates differ from the Company's estimates, revisions to the inventory shrink expense may be required. Most inventory purchases and commitments are made in U.S. dollars.

Insurance provision – The Company is self-insured with respect to medical coverage offered to eligible employees except that claims in excess of $150,000 per occurrence per year are covered by a purchased insurance policy. The Company records a provision for claims that have been incurred but not reported. Such claim amounts are estimated based on historical average claims per month and on the average historical lag time between the covered event and the time it is paid by the Company. The liability for medical claims incurred but not reported at March 1, 2003 was $2.8 million.

The Company maintains insurance for workers' compensation claims with a deductible of $500,000 per claim. The liability recorded for such claims is determined by estimating the total future claims cost for events that occurred prior to the balance sheet date. The estimates consider historical claims development factors as well as information obtained from and projections made by the Company's insurance carrier and underwriters. The recorded liability for workers' compensation claims at March 1, 2003 was $7.8 million.

The assumptions made in determining the above estimates are reviewed continually and the liability adjusted accordingly as new facts are revealed. Changes in circumstances and conditions affecting the assumptions used in determining the liabilities could cause actual results to differ from the Company's recorded amounts.

Income taxes – The Company records income tax expense using the liability method for taxes. The Company is subject to income tax in many jurisdictions, including the United States, various states and localities, and foreign countries. The process of determining tax expense by jurisdiction involves the calculation of actual current tax expense, together with the assessment of deferred tax expense resulting from differing treatment of items for tax and financial accounting purposes. Deferred tax assets and liabilities are recorded in the Company's consolidated balance sheets. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized. If different assumptions had been used, the Company's tax expense, assets and liabilities could have varied from recorded amounts. If actual results differ from estimated results or if the Company adjusts these assumptions in the future, the Company may need to adjust its deferred tax assets or liabilities, which could impact its effective tax rate.

In accordance with Accounting Principles Board Opinion No. 23, deferred federal income taxes, net of applicable foreign tax credits, are not provided on the undistributed earnings of foreign subsidiaries to the extent the Company intends to permanently reinvest such earnings abroad. The Company intends these earnings to be indefinitely reinvested in international operations. If future events require that certain assets associated with these earnings be repatriated to the United States, an additional tax provision will be required. Determination of the amount of additional taxes that would be payable if such earnings were not considered indefinitely reinvested is not practical due to the complexities in tax laws and the assumptions that would have to be made.

MARKET RISK DISCLOSURES

Market risks relating to the Company's operations result primarily from changes in foreign exchange rates and interest rates. The Company has only limited involvement with derivative financial instruments, does not use them for trading purposes and is not a party to any leveraged derivatives.

The Company periodically enters into forward foreign currency exchange contracts. The Company uses such contracts to hedge exposures to changes in foreign currency exchange rates associated with purchases denominated in foreign currencies, primarily euros and British pounds. The Company also uses contracts to hedge its exposure associated with repatriation of funds from its Canadian operations. Changes in the fair value of the derivatives are included in the Company's consolidated statements of operations as such contracts are not designated as hedges under Statement of Financial Accounting Standards No. 133. Forward contracts, which hedge merchandise purchases, generally have maturities not exceeding six months, and contracts which hedge the repatriation of Canadian funds have maturities not exceeding eighteen months. At March 1, 2003, the notional amount of the Company's forward foreign currency exchange contracts and contracts to hedge its exposure associated with the repatriation of Canadian funds totaled approximately 1.5 million euros and 9.0 million Canadian dollars, respectively.

The Company manages its exposure to changes in interest rates by optimizing the use of variable and fixed rate debt. The Company had $25.0 million of variable rate borrowings at March 1, 2003. A hypothetical 10% adverse change in interest rates would have a negligible impact on the Company's earnings and cash flows.

Collectively, the Company's exposure to these market risk factors was not significant and did not materially change from March 2, 2002.

IMPACT OF INFLATION AND CHANGING PRICES

Inflation has not had a significant impact on the operations of the Company during the preceding three years.

IMPACT OF NEW ACCOUNTING STANDARDS

In the first quarter of fiscal 2003, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which superseded Accounting Principles Board ("APB") Opinion No. 17, "Intangible

Assets." This statement addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 also provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested for impairment upon adoption and on an annual basis thereafter. The Company completed the transitional and annual impairment tests during fiscal 2003 and concluded that goodwill was not impaired. The adoption of SFAS No. 142 during the first quarter of fiscal 2003 did not have a material impact on the Company's consolidated balance sheets or its statements of operations, shareholders' equity and cash flows. Both the Company's goodwill and intangible assets with finite useful lives had immaterial balances as of March 1, 2003 and March 2, 2002. The impact of the non-amortization provisions of SFAS No. 142, if applied at the beginning of fiscal year 2001, would have resulted in net income for fiscal 2002 and 2001 of $100,499,000 and $94,740,000 versus reported net income of $100,209,000 and $94,650,000, respectively. Basic earnings per share would have remained at $1.06 and $.98 and diluted earnings per share would have remained at $1.04 and $.97 for fiscal 2002 and fiscal 2001, respectively.

In the first quarter of fiscal 2003, the Company also adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaced SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 retains the fundamental provisions of SFAS No. 121 with additional guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset to be disposed of, other than by sale, be classified as "held and used" until it is disposed of and establishes more restrictive criteria to classify an asset as "held for sale." SFAS No. 144 also supersedes APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," regarding the disposal of a segment of a business and extends the reporting of a discontinued operation to a "component of an entity" and requires the operating losses thereon to be recognized in the period in which they occur. The adoption of SFAS No. 144 did not have a material impact on the Company's consolidated balance sheets or its statements of operations, shareholders' equity and cash flows.

In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that certain costs associated with exit or disposal activities be recognized when incurred rather than at the date of commitment to an exit or disposal plan. This statement also nullifies the guidance in Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the Company's consolidated balance sheets or its statements of operations, shareholders' equity and cash flows.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures about the method of accounting for stock-based compensation and the effect of the method used on reported results in both annual and interim financial statements. The transition and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company has adopted the annual disclosure provisions of SFAS No. 148 and enhanced its disclosures related to the accounting for stock-based employee compensation. *See Note 1 and Note 7 of the Notes to Consolidated Financial Statements.*

In January 2003, the FASB issued Financial Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). This interpretation addresses consolidation by business enterprises of variable interest entities with certain defined characteristics. This interpretation applies to the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest created or obtained before February 1, 2003. For variable interest entities created after January 31, 2003, the consolidation requirement provisions of FIN 46 shall be applied immediately. The Company has no variable interest entities that would be subject to the consolidation provisions of FIN 46 and thus will not have an impact on its consolidated balance sheets or its statements of operations, shareholders' equity or cash flows.

FORWARD-LOOKING STATEMENTS

Certain matters discussed in this annual report, other than historical information, may constitute "forward-looking statements" that are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company may also make forward-looking statements in other reports filed with the Securities and Exchange Commission and in material delivered to the Company's shareholders. Forward-looking statements provide current expectations of future events based on certain assumptions. These statements encompass information that does not directly relate to any historical or current fact and often may be identified with words such as "anticipates," "believes," "expects," "estimates," "intends," "plans," "projects" and other similar expressions. Management's expectations and assumptions regarding planned store openings, financing of Company obligations from operations and other future results are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements. Risks and uncertainties that may affect Company operations and performance include, among others, the effects of terrorist attacks or other acts of war, the war with Iraq and its duration, further conflicts in the Middle East, labor strikes, weather conditions that may affect sales, the general strength of the economy and levels of consumer spending, the availability of new sites for expansion along with sufficient labor to facilitate growth, the strength of new home construction and sales of existing homes, the ability of the Company to import merchandise from foreign countries without significantly restrictive tariffs, duties or quotas and the ability of the Company to source, ship and deliver items from foreign countries to its U.S. distribution centers at reasonable prices and rates and in a timely fashion. The foregoing risks and uncertainties are in addition to others discussed elsewhere in this annual report. The Company assumes no obligation to update or otherwise revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied will not be realized.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Pier 1 Imports, Inc.

We have audited the accompanying consolidated balance sheets of Pier 1 Imports, Inc. as of March 1, 2003 and March 2, 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 1, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pier 1 Imports, Inc. at March 1, 2003 and March 2, 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 1, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Fort Worth, Texas
April 4, 2003

REPORT OF MANAGEMENT

To our shareholders:

Management is responsible for the preparation and the integrity of the accompanying consolidated financial statements and related notes, which have been prepared in accordance with accounting principles generally accepted in the United States and include amounts based upon our estimates and judgments, as required. The consolidated financial statements have been audited by Ernst & Young LLP, independent certified public accountants. The accompanying independent auditors' report expresses an independent professional opinion on the fairness of presentation of management's financial statements.

The Company maintains a system of internal controls over financial reporting. We believe this system provides reasonable assurance that transactions are executed in accordance with management authorization and that such transactions are properly recorded and reported in the financial statements, that assets are properly safeguarded and accounted for, and that records are maintained so as to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. The Company also has instituted policies and guidelines, which require employees to maintain a high level of ethical standards.

In addition, the Board of Directors exercises its oversight role with respect to the Company's internal control systems primarily through its Audit Committee. The Audit Committee consists solely of outside directors and meets periodically with management, the Company's internal auditors and the Company's independent auditors to review internal accounting controls, audit results, financial reporting, and accounting principles and practices. The Company's independent and internal auditors have full and free access to the Audit Committee with and without management's presence. Although no cost-effective internal control system will preclude all errors and irregularities, we believe our controls as of and for the year ended March 1, 2003 provide reasonable assurance that the consolidated financial statements are reliable.



Marvin J. Girouard
Chairman of the Board
and Chief Executive Officer



Charles H. Turner
Executive Vice President,
Chief Financial Officer and Treasurer

Pier 1 Imports, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands except per share amounts)

	Year Ended		
	2003	2002	2001
Net sales	$ 1,754,867	$ 1,548,556	$ 1,411,498
Operating costs and expenses:			
Cost of sales (including buying and store occupancy costs)	1,001,462	898,795	817,043
Selling, general and administrative expenses	502,319	448,127	399,755
Depreciation and amortization	46,432	42,821	43,184
	1,550,213	1,389,743	1,259,982
Operating income	204,654	158,813	151,516
Nonoperating (income) and expenses:			
Interest and investment income	(3,047)	(2,484)	(1,854)
Interest expense	2,327	2,300	3,130
	(720)	(184)	1,276
Income before income taxes	205,374	158,997	150,240
Provision for income taxes	75,988	58,788	55,590
Net income	$ 129,386	$ 100,209	$ 94,650
Earnings per share:			
Basic	$ 1.39	$ 1.06	$ .98
Diluted	$ 1.36	$ 1.04	$ .97
Dividends declared per share	$ .21	$ .16	$ .15
Average shares outstanding during period:			
Basic	92,871	94,414	96,306
Diluted	95,305	96,185	97,952

The accompanying notes are an integral part of these financial statements.

Pier 1 Imports, Inc.

CONSOLIDATED BALANCE SHEETS

(in thousands except share amounts)

	2003	2002
ASSETS		
Current assets:		
Cash, including temporary investments of $225,882 and $213,488, respectively	$ 242,114	$ 235,609
Beneficial interest in securitized receivables	40,538	44,620
Other accounts receivable, net of allowance for doubtful accounts of $236 and $275, respectively	11,420	6,205
Inventories	333,350	275,433
Prepaid expenses and other current assets	36,179	43,286
Total current assets	663,601	605,153
Properties, net	254,503	209,954
Other noncurrent assets	49,383	47,565
	$ 967,487	$ 862,672
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 393	$ 356
Accounts payable	76,742	78,961
Gift cards, gift certificates and merchandise credits outstanding	37,924	29,288
Accrued income taxes payable	25,798	29,738
Other accrued liabilities	102,732	70,053
Total current liabilities	243,589	208,396
Long-term debt	25,000	25,356
Other noncurrent liabilities	54,962	43,264
Shareholders' equity:		
Common stock, $1.00 par, 500,000,000 shares authorized, 100,779,000 issued	100,779	100,779
Paid-in capital	144,247	140,190
Retained earnings	539,776	429,910
Cumulative other comprehensive income (loss)	(2,210)	(4,702)
Less – 10,045,000 and 7,362,000 common shares in treasury, at cost, respectively	(138,656)	(80,521)
	643,936	585,656
Commitments and contingencies	–	–
	$ 967,487	$ 862,672

The accompanying notes are an integral part of these financial statements.

Pier 1 Imports, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands except share amounts)

	Year Ended		
	2003	**2002**	**2001**
CASH FLOW FROM OPERATING ACTIVITIES:			
Net income	$ 129,386	$ 100,209	$ 94,650
Adjustments to reconcile to net cash provided by operating activities:			
Depreciation and amortization	46,432	42,821	43,184
Loss on disposal of fixed assets	3,311	4,205	6,514
Deferred compensation	4,484	3,697	2,072
Deferred taxes	18,748	(2,238)	735
Tax benefit from options exercised by employees	6,867	628	1,494
Other	10,679	3,523	2,959
Change in cash from:			
Inventories	(57,917)	34,804	(39,127)
Other accounts receivable and other current assets	(14,362)	(8,213)	(5,847)
Accounts payable and accrued expenses	29,819	65,420	4,786
Other noncurrent assets	(759)	(32)	(3,521)
Other noncurrent liabilities	(500)	(500)	(390)
Net cash provided by operating activities	176,188	244,324	107,509
CASH FLOW FROM INVESTING ACTIVITIES:			
Capital expenditures	(99,042)	(57,925)	(42,745)
Proceeds from disposition of properties	6,330	16,682	353
Acquisitions, net of cash acquired	–	–	(3,917)
Beneficial interest in securitized receivables	4,082	30,783	(21,583)
Net cash used in investing activities	(88,630)	(10,460)	(67,892)
CASH FLOW FROM FINANCING ACTIVITIES:			
Cash dividends	(19,520)	(15,134)	(14,494)
Purchases of treasury stock	(78,474)	(44,137)	(34,270)
Proceeds from stock options exercised, stock purchase plan and other, net	17,305	13,463	5,627
Borrowings under long-term debt	–	712	82,500
Repayments of long-term debt	(364)	–	(82,515)
Net cash used in financing activities	(81,053)	(45,096)	(43,152)
Change in cash and cash equivalents	6,505	188,768	(3,535)
Cash and cash equivalents at beginning of year	235,609	46,841	50,376
Cash and cash equivalents at end of year	$ 242,114	$ 235,609	$ 46,841
Supplemental cash flow information:			
Interest paid	$ 2,065	$ 2,493	$ 3,171
Income taxes paid	$ 54,711	$ 35,951	$ 58,302

During fiscal 2001, the Company issued 4,764,450 shares of its common stock upon the conversion of $39,164,000 principal amount of 5¼% convertible subordinated notes.

The accompanying notes are an integral part of these financial statements.

Pier 1 Imports, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands except per share amounts)

	Common Stock							
	Outstanding Shares	Amount	Paid-in Capital	Retained Earnings	Cumulative Other Comprehensive Income (Loss)	Treasury Stock	Unearned Compensation	Total Shareholders' Equity
Balance February 26, 2000	93,821	$ 100,779	$ 155,711	$ 264,678	$ (1,536)	$ (78,668)	$ (301)	$ 440,663
Comprehensive income:								
Net income	–	–	–	94,650	–	–	–	94,650
Other comprehensive income, net of tax:								
Currency translation adjustments	–	–	–	–	(1,579)	–	–	(1,579)
Comprehensive income								93,071
Purchases of treasury stock	(3,269)	–	–	–	–	(34,270)	–	(34,270)
Restricted stock amortization	–	–	–	–	–	–	216	216
Exercise of stock options, stock purchase plan and other	825	–	(1,774)	(25)	–	9,119	–	7,320
Cash dividends ($.15 per share)	–	–	–	(14,494)	–	–	–	(14,494)
Conversion of 5¾% convertible debt	4,764	–	(14,513)	–	–	53,886	–	39,373
Balance March 3, 2001	96,141	100,779	139,424	344,809	(3,115)	(49,933)	(85)	531,879
Comprehensive income:								
Net income	–	–	–	100,209	–	–	–	100,209
Other comprehensive income, net of tax:								
Currency translation adjustments	–	–	–	–	(1,587)	–	–	(1,587)
Comprehensive income								98,622
Purchases of treasury stock	(4,021)	–	–	–	–	(44,137)	–	(44,137)
Restricted stock amortization	–	–	–	–	–	–	85	85
Exercise of stock options, stock purchase plan and other	1,269	–	766	26	–	13,549	–	14,341
Cash dividends ($.16 per share)	–	–	–	(15,134)	–	–	–	(15,134)
Balance March 2, 2002	93,389	100,779	140,190	429,910	(4,702)	(80,521)	–	585,656
Comprehensive income:								
Net income	–	–	–	129,386	–	–	–	129,386
Other comprehensive income, net of tax:								
Minimum pension liability adjustments	–	–	–	–	(909)	–	–	(909)
Currency translation adjustments	–	–	–	–	3,401	–	–	3,401
Comprehensive income								131,878
Purchases of treasury stock	(4,397)	–	–	–	–	(78,474)	–	(78,474)
Exercise of stock options, stock purchase plan and other	1,693	–	4,057	–	–	20,339	–	24,396
Cash dividends ($.21 per share)	–	–	–	(19,520)	–	–	–	(19,520)
Balance March 1, 2003	90,685	$ 100,779	$ 144,247	$ 539,776	$ (2,210)	$ (138,656)	$ –	$ 643,936

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Pier 1 Imports, Inc. is one of North America's largest specialty retailers of imported decorative home furnishings, gifts and related items, with retail stores located in the United States, Canada, Puerto Rico, the United Kingdom and Mexico. Concentrations of risk with respect to sourcing the Company's inventory purchases are limited due to the large number of vendors or suppliers and their geographic dispersion around the world. The Company sells merchandise imported from over 40 different countries, with 35% of its sales derived from merchandise produced in China, 11% derived from merchandise produced in India and 28% derived from merchandise produced in Indonesia, Thailand, Brazil, Italy, the Philippines and Mexico. The remaining 26% of sales was from merchandise produced in various Asian, European, Central American, South American and African countries or was obtained from U.S. manufacturers.

Basis of consolidation – The consolidated financial statements of Pier 1 Imports, Inc. and its consolidated subsidiaries (the "Company") include the accounts of all subsidiary companies except Pier 1 Funding, LLC, which is a non-consolidated, bankruptcy remote, securitization subsidiary. *See Note 2 of the Notes to Consolidated Financial Statements.* Material intercompany transactions and balances have been eliminated.

Acquisitions – The Company, through a newly-formed subsidiary, New Cargo Furniture, Inc. ("Cargokids"), completed its acquisition of certain assets and assumption of certain liabilities of Cargo Furniture, Inc. for $3,931,000, including cash acquired, on February 21, 2001. This acquisition had no significant effect on the Company's fiscal 2001 operations. Cargokids is a retailer and wholesaler of children's furniture, gifts and accessories. This acquisition was accounted for under the purchase method of accounting, and ultimately resulted in goodwill of $4,386,000, which was amortized using the straight-line method over 20 years through fiscal 2002, at which time amortization ceased due to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142. The pro forma effect on the Company's results of operations, as if the acquisition had been completed at the beginning of fiscal 2001, was not significant. Cargokids' operations for fiscal 2003 and 2002 are fully consolidated with the Company's results.

Use of estimates – Preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications – Certain reclassifications have been made in the prior years' consolidated financial statements to conform to the fiscal 2003 presentation. These reclassifications had no effect on net income, total assets, total liabilities or shareholders' equity as previously reported.

Fiscal periods – The Company utilizes 5-4-4 (week) quarterly accounting periods with the fiscal year ending on the Saturday nearest the last day of February. Fiscal 2003 and 2002 consisted of 52-week years and fiscal 2001 was a 53-week year. Fiscal 2003 ended March 1, 2003, fiscal 2002 ended March 2, 2002 and fiscal 2001 ended March 3, 2001.

Cash and cash equivalents – The Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents. The effect of foreign currency exchange rate fluctuations on cash is not material.

Translation of foreign currencies – Assets and liabilities of foreign operations are translated into U.S. dollars at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are included as a separate component of shareholders' equity and are included in other comprehensive income. As of March 1, 2003, March 2, 2002 and March 3, 2001, the Company had balances of $1,301,000, $4,702,000 and $3,115,000, respectively, in cumulative translation adjustments. The adjustment for currency translation during fiscal 2003 resulted in other comprehensive income of $3,401,000, and the adjustments for fiscal 2002 and 2001 resulted in other comprehensive expense of $1,587,000 and $1,579,000, respectively.

Financial instruments – The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. There were no assets or liabilities with a fair value significantly different from the recorded value as of March 1, 2003 and March 2, 2002.

Risk management instruments: The Company may utilize various financial instruments to manage interest rate and market risk associated with its on- and off-balance sheet commitments.

The Company hedges certain commitments denominated in foreign currencies through the purchase of forward contracts. The forward contracts are purchased only to cover specific commitments to buy merchandise for resale. The Company also uses contracts to hedge its exposure associated with the repatriation of funds from its Canadian operations. At March 1, 2003, the notional amount of the Company's forward foreign currency exchange contracts and contracts to hedge its exposure associated with repatriation of Canadian funds totaled approximately 1.5 million euros and 9.0 million Canadian dollars, respectively. For financial accounting purposes, the Company has not designated such contracts as hedges. Thus, changes in the fair value of both types of forward contracts are included in the Company's consolidated statements of operations.

The Company enters into forward foreign currency exchange contracts with major financial institutions and continually monitors its positions with, and the credit quality of, these counterparties to such financial instruments. The Company does not expect non-performance by any of the counterparties, and any losses incurred in the event of non-performance would not be material.

Beneficial interest in securitized receivables – The Company securitizes its entire portfolio of proprietary credit card receivables. During fiscal 2003, 2002 and 2001, the Company sold all of its proprietary credit card receivables, except those that failed certain eligibility requirements, to a special-purpose wholly owned subsidiary, Pier 1 Funding, LLC ("Funding"), which transferred the receivables to the Pier 1 Imports Credit Card Master Trust (the "Master Trust"). Neither Funding nor the Master Trust is consolidated by the Company as they meet the requirements of qualifying special-purpose entities under SFAS No. 140. The Master Trust issues beneficial interests that represent undivided interests in the assets of the Master Trust consisting of the transferred receivables and all cash flows from collections of such receivables. The beneficial interests include certain interests retained by Funding, which are represented by Class B Certificates, and the residual interest in the Master Trust (the excess of the principal amount of receivables held in the Master Trust over the portion represented by the certificates sold to third-party investors and the Class B Certificates).

Gain or loss on the sale of receivables depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. A servicing asset or liability was not recognized in the Company's credit card securitizations (and thus was not considered in the gain or loss computation) since the Company received adequate compensation relative to current market pricing to service the receivables sold.

The beneficial interest in the Master Trust is accounted for as an available-for-sale security. The Company estimates fair value of its beneficial interest in the Master Trust, both upon initial securitization and thereafter, based on the present value of future expected cash flows using management's best estimates of key assumptions including credit losses and payment rates. As of March 1, 2003 and March 2, 2002, the Company's assumptions included credit losses of 5% of the outstanding balance and expected payment within a six-month period using a discount rate of 15% to calculate the present value of the future cash flows. A sensitivity analysis performed assuming a hypothetical 20% adverse change in both interest rates and credit losses resulted in an immaterial impact on the fair value of the Company's beneficial interest. Although not anticipated by the Company, a significant deterioration in the financial condition of the Company's credit card holders, interest rates, or other economic conditions could result in other than temporary losses on the beneficial interest in future periods.

Inventories – Inventories are comprised of finished merchandise and are stated at the lower of average cost or market, cost being determined on a weighted average inventory method. Cost is calculated based upon the actual landed cost of an item at the time it is received in the Company's warehouse using actual vendor invoices and also includes the cost of warehousing and transporting product to the stores.

Properties, maintenance and repairs – Buildings, equipment, furniture and fixtures, and leasehold improvements are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated remaining useful lives of the assets, generally thirty years for buildings and three to ten years for equipment, furniture and fixtures. Depreciation of improvements to leased properties is based upon the shorter of the remaining primary lease term or the estimated useful lives of such assets. Depreciation costs were $45,011,000, $41,047,000 and $41,882,000 in fiscal 2003, 2002 and 2001, respectively.

Expenditures for maintenance, repairs and renewals that do not materially prolong the original useful lives of the assets are charged to expense as incurred. In the case of disposals, assets and the related depreciation are removed from the accounts and the net amount, less proceeds from disposal, is credited or charged to income.

Revenue recognition – Revenue is recognized upon customer receipt or delivery for retail sales, including sales under deferred payment promotions on the Company's proprietary credit card. An allowance has been established to provide for estimated merchandise returns. Revenue from gift cards and gift certificates is deferred until redemption.

Advertising costs – Advertising costs are expensed the first time the advertising takes place. Advertising costs were $72,256,000, $64,414,000 and $59,721,000 in fiscal 2003, 2002 and 2001, respectively. Prepaid advertising at the end of fiscal years 2003 and 2002 was $3,682,000 and $2,303,000, respectively, consisting primarily of production costs for television commercials and related talent fees for advertisements planned to air in late spring and early fall.

Income taxes – The Company records income tax expense using the liability method for taxes. Under this method, deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized. Deferred federal income taxes, net of applicable foreign tax credits, are not provided on the undistributed earnings of foreign subsidiaries to the extent the Company intends to permanently reinvest such earnings abroad.

Stock-based compensation – The Company grants stock options and restricted stock for a fixed number of shares to employees with stock option exercise prices equal to the fair market value of the shares on the date of grant. The Company accounts for stock option grants and restricted stock grants under the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognizes no compensation expense for the stock option grants.

The following table illustrates the effect on net income and earnings per share if the fair value-based method had been applied to all outstanding awards in each period (in thousands except per share amounts):

	2003	2002	2001
Net income, as reported	$ 129,386	$ 100,209	$ 94,650
Plus stock-based employee compensation expense included in reported net income, net of related tax effects	–	54	136
Less total stock-based employee compensation expense determined under fair value-based method, net of related tax effects	(6,275)	(4,400)	(3,213)
Pro forma net income	$ 123,111	$ 95,863	$ 91,573
Pro forma earnings per share:			
Basic	$ 1.33	$ 1.02	$ .95
Diluted	$ 1.30	$ 1.00	$ .93

See Note 7 of the Notes to Consolidated Financial Statements for additional discussion related to the accounting for stock-based employee compensation.

Earnings per share – Basic earnings per share amounts were determined by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share amounts were similarly computed, but included the effect, when dilutive, of the Company's weighted average number of stock options outstanding and the average number of common shares that would be issuable upon conversion of the Company's convertible securities. To determine diluted earnings per share, interest and amortization of debt issue costs related to the subordinated notes, net of any applicable taxes, have been added back to net income to reflect assumed conversions.

The following earnings per share calculations reflect the effect of the Company's conversion of its $5^{3}/_{4}$% convertible subordinated notes, which were primarily converted, without interest, on or before March 23, 2000. Earnings per share amounts are calculated as follows (in thousands except per share amounts):

	2003	2002	2001
Net income (basic and diluted)	$ 129,386	$ 100,209	$ 94,650
Average shares outstanding:			
Basic	92,871	94,414	96,306
Plus assumed exercise of stock options	2,434	1,771	1,325
Plus assumed conversion of the $5^{3}/_{4}$% subordinated notes	–	–	321
Diluted	95,305	96,185	97,952
Earnings per share:			
Basic	$ 1.39	$ 1.06	$ .98
Diluted	$ 1.36	$ 1.04	$ .97

Stock options for which the exercise price was greater than the average market price of common shares were not included in the computation of diluted earnings per share as the effect would be antidilutive. At the end of fiscal years 2003, 2002 and 2001, there were 3,036,300, 433,800 and 1,078,200, respectively, stock options outstanding with exercise prices greater than the average market price of the Company's common shares.

Adoption of new accounting standards – In the first quarter of fiscal 2003, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which superseded APB Opinion No. 17, "Intangible Assets." This statement addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 also provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested for impairment upon adoption and on an annual basis thereafter. The Company completed the transitional and annual impairment tests during fiscal 2003 and concluded that goodwill was not impaired. The adoption of SFAS No. 142 during the first quarter of fiscal 2003 did not have a material impact on the Company's consolidated balance sheets or its statements of operations, shareholders' equity and cash flows. Both the Company's goodwill and intangible assets with finite useful lives had immaterial balances as of March 1, 2003 and March 2, 2002. The impact of the non-amortization provisions of SFAS No. 142, if applied at the beginning of fiscal year 2001, would have resulted in net income for fiscal 2002 and 2001 of $100,499,000 and $94,740,000 versus reported net income of $100,209,000 and $94,650,000, respectively. Basic earnings per share would have remained at $1.06 and $.98 and diluted earnings per share would have remained at $1.04 and $.97 for fiscal 2002 and fiscal 2001, respectively.

In the first quarter of fiscal 2003, the Company also adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaced SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 retains the fundamental provisions of SFAS No. 121 with additional guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset to be disposed of, other than by sale, be classified as "held and used" until it is disposed of and establishes more restrictive criteria to classify an asset as "held for sale." SFAS No. 144 also supersedes APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," regarding the disposal of a segment of a business and extends the reporting of a discontinued operation to a "component of an entity" and requires the operating losses thereon to be recognized in the period in which they occur. The adoption of SFAS No. 144 did not have a material impact on the Company's consolidated balance sheets or its statements of operations, shareholders' equity and cash flows.

In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that certain costs associated with exit or disposal activities be recognized when incurred rather than at the date of commitment to an exit or disposal plan. This statement also nullifies the guidance in Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the Company's consolidated balance sheets or its statements of operations, shareholders' equity and cash flows.

In December 2002, the FASB issued Statement No. 148, "*Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of FASB Statement No. 123.*" SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures about the method of accounting for stock-based compensation and the effect of the method used on reported results in both annual and interim financial statements. The transition and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company has adopted the annual disclosure provisions of SFAS No. 148 and enhanced disclosures related to the accounting for stock-based employee compensation are provided above and in Note 7 of the Notes to the Consolidated Financial Statements.

In January 2003, the FASB issued Financial Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). This interpretation addresses consolidation by business enterprises of variable interest entities with certain defined characteristics. This interpretation applies to the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest created or obtained before February 1, 2003. For variable interest entities created after January 31, 2003, the consolidation requirement provisions of FIN 46 shall be applied immediately. The Company has no variable interest entities that would be subject to the consolidation provisions of FIN 46 and thus will not have an impact on its consolidated balance sheets or its statements of operations, shareholders' equity or cash flows.

NOTE 2 – PROPRIETARY CREDIT CARD INFORMATION

The Company's proprietary credit card receivables were generated under open-ended revolving credit accounts issued by its subsidiary, Pier 1 National Bank, to finance purchases of merchandise and services offered by the Company. These accounts have various billing and payment structures, including varying minimum payment levels. The Company has an agreement with a third party to provide certain credit card processing and related credit services, while the Company maintains control over credit policy decisions and customer service standards.

As of fiscal 2003 year-end, the Company had approximately 5,848,000 proprietary cardholders and approximately 1,203,000 customer credit accounts considered active (accounts with a purchase within the previous 12 months). The Company's proprietary credit card sales accounted for 26.2% of total U.S. store sales in fiscal 2003. Net proprietary credit card income was included in selling, general and administrative expenses on the Company's statements of operations. The following information presents a summary of the Company's proprietary credit card results for each of the last three fiscal years on a managed basis (in thousands):

	2003	2002	2001
Income:			
Finance charge income, net of debt service costs	$ 25,344	$ 24,124	$ 21,759
Insurance and other income	230	231	253
	25,574	24,355	22,012
Costs:			
Processing fees	14,324	14,197	13,608
Bad debts	8,570	6,977	5,285
	22,894	21,174	18,893
Net proprietary credit card income	$ 2,680	$ 3,181	$ 3,119
Proprietary credit card sales	$ 422,489	$ 412,469	$ 377,045
Costs as a percent of proprietary credit card sales	5.42%	5.13%	5.01%
Gross proprietary credit card receivables at year-end	$ 136,331	$ 140,713	$ 122,876
Proprietary credit card sales as a percent of total U.S. store sales	26.2%	28.9%	28.9%

The Company began securitizing its entire portfolio of proprietary credit card receivables (the "Receivables") in fiscal 1997. On a daily basis during all periods presented above, the Company sold all of its proprietary credit card receivables, except those that failed certain eligibility criteria, to a special-purpose wholly owned subsidiary, Pier 1 Funding, LLC ("Funding"). The Receivables were then transferred from Funding to the Pier 1 Imports Credit Card Master Trust (the "Master Trust"). In exchange for the Receivables, the Company received cash and retained a residual interest in the Master Trust. These cash payments were funded from undistributed principal collections on the Receivables that were previously sold to the Master Trust.

Funding was capitalized by the Company as a special-purpose wholly-owned subsidiary and is subject to certain covenants and restrictions, including a restriction from engaging in any business or activity unrelated to acquiring and selling interests in receivables. The Master Trust issues beneficial interests that represent undivided interests in the assets of the Master Trust. Neither Funding nor the Master Trust is consolidated in the Company's financial statements. Under generally accepted accounting principles, if the structure of a securitization meets certain requirements, such transactions are accounted for as sales of receivables. As the Company's securitizations met such requirements, they were accounted for as sales. Gains or losses resulting from the sales of Receivables were not material during fiscal 2003, 2002 or 2001. The Company's exposure to deterioration in the performance of the Receivables is limited to its retained beneficial interest in the Master Trust. As such, the Company has no corporate obligation to reimburse Funding, the Master Trust or purchasers of any certificates issued by the Master Trust for credit losses from the Receivables.

In the initial securitization, the Company sold all of its Receivables to Funding, which transferred the Receivables to the Master Trust. The Master Trust then sold $50.0 million of Series 1997-1 Class A Certificates to third parties, which bore interest at 6.74% and were scheduled to mature in May 2002. Funding retained $14.1 million of Series 1997-1 Class B Certificates issued by the Master Trust, which were subordinated to the Class A Certificates. Funding also retained the residual interest in the Master Trust. In exchange for its Receivables, the Company received cash and a beneficial interest in the Master Trust, which were passed through Funding.

In September 2001, the Master Trust negotiated the purchase of the $50.0 million in Series 1997-1 Class A Certificates from their holders. Subsequently, the Master Trust retired both the Series 1997-1 Class A and Class B Certificates in connection with the issuance of $100.0 million in 2001-1 Class A Certificates to a third party. The 2001-1 Class A Certificates bear interest at a floating rate equal to the rate on commercial paper issued by the third party plus a credit spread. As of March 1, 2003 and March 2, 2002, these rates were 1.3% and 1.8%, respectively. Funding continued to retain the residual interest in the Master Trust and $9.3 million in 2001-1 Class B Certificates, which are subordinated to the 2001-1 Class A Certificates and do not bear interest.

The 2001-1 Class A Certificates have a revolving period of 364 days, which can be extended by mutual consent of Funding and the third-party holder, and expires in September 2003. The Company does not provide recourse to third-party investors that purchase these debt securities issued by the Master Trust. However, should the balance of the underlying credit card receivables held by the Master Trust decline to a level that the Class A Certificates were insufficiently collateralized, the Master Trust would be contractually required to repay a portion of the Class A Certificates from daily collections. At the end of fiscal 2003, the underlying credit card receivables held by the Master Trust were $136.3 million and would have had to fall below $117.5 million before a repayment would have been required. This repayment would only be to the extent necessary to maintain the required ratio of receivables to the Class A Certificates as set forth in the securitization agreement. In addition, should the Master Trust be out of compliance with its required performance measures, such as payment rate, returns and fraud, excess portfolio yield, and minimum transferor's interest, this would trigger an early amortization event. Such an event would require the Master Trust to repay the Class A Certificates. These performance measures would have to deteriorate significantly to result in such an early amortization event.

As a result of this securitization transaction in fiscal 2002, the Company effectively sold a portion of its beneficial interest for net proceeds of $49.2 million. Cash flows received by the Company from the Master Trust for each of the last three fiscal years are as follows (in thousands):

	2003	2002	2001
Proceeds from collections reinvested in revolving securitizations	$ 381,065	$ 366,228	$ 347,404
Proceeds from new securitizations	$ –	$ 49,226	$ –
Servicing fees received	$ 2,186	$ 2,381	$ 2,189
Cash flows received on retained interests	$ 118,260	$ 172,473	$ 199,619

As of March 1, 2003 and March 2, 2002, the Company had $40.5 million and $44.6 million, respectively, in beneficial interests (comprised primarily of principal and interest related to the underlying Receivables) in the Master Trust. In addition, if the Company was required to consolidate the Master Trust due to a change in accounting rules, the Company's operations for fiscal 2003 and 2002 would not have been materially different than its reported results and both its assets and liabilities would have increased by approximately $100 million as of March 1, 2003 and March 2, 2002. The Company expects no material impact on net income in future years as a result of the sales of Receivables, although the precise amounts will be dependent on a number of factors such as interest rates and levels of securitization.

NOTE 3 – PROPERTIES

Properties are summarized as follows at March 1, 2003 and March 2, 2002 (in thousands):

	2003	2002
Land	$ 27,284	$ 16,458
Buildings	61,713	51,747
Equipment, furniture and fixtures	242,501	211,741
Leasehold improvements	201,099	179,614
Computer software	34,395	26,713
Projects in progress	12,268	4,062
	579,260	490,335
Less accumulated depreciation and amortization	324,757	280,381
Properties, net	$ 254,503	$ 209,954

NOTE 4 – OTHER ACCRUED LIABILITIES AND NONCURRENT LIABILITIES

The following is a summary of other accrued liabilities and noncurrent liabilities at March 1, 2003 and March 2, 2002 (in thousands):

	2003	2002
Accrued payroll and other employee-related liabilities	$ 46,907	$ 36,999
Accrued taxes, other than income	18,158	16,815
Other	37,667	16,239
Other accrued liabilities	$ 102,732	$ 70,053
Accrued average rent	$ 20,985	$ 19,230
Postretirement benefits	20,670	14,701
Other	13,307	9,333
Other noncurrent liabilities	$ 54,962	$ 43,264

NOTE 5 – LONG-TERM DEBT AND AVAILABLE CREDIT

Long-term debt is summarized as follows at March 1, 2003 and March 2, 2002 (in thousands):

	2003	2002
Industrial revenue bonds	$ 25,000	$ 25,000
Other	393	712
	25,393	25,712
Less – *portion due within one year*	393	356
Long-term debt	$ 25,000	$ 25,356

In fiscal 1987, the Company entered into industrial revenue development bond loan agreements aggregating $25 million. Proceeds were used to construct three warehouse distribution facilities. The loan agreements and related tax-exempt bonds mature in the year 2026. The Company's interest rates on the loans are based on the bond interest rates, which are market driven, reset weekly and are similar to other tax-exempt municipal debt issues. The Company's weighted average interest rates were 2.9% and 3.8% for fiscal 2003 and 2002, respectively.

In November 2001, the Company executed a note payable in the original principal amount of £500,000. The note bears interest at 4.0% per annum and has a maturity date of April 2003. Interest is payable in semiannual installments and principle is payable in two installments; the first payment was made June 2002 and the final payment is due April 2003. At March 1, 2003, the outstanding balance of this note was $393,000.

Long-term debt matures as follows (in thousands):

Fiscal Year	Long-term Debt
2004	$ 393
2005	–
2006	–
2007	–
2008	–
Thereafter	25,000
Total long-term debt	$ 25,393

The Company has a $125 million unsecured credit facility, all of which was available at fiscal 2003 year-end. The interest rate on borrowings against this facility is determined based upon a spread from LIBOR that varies depending upon either the Company's senior debt rating or leverage ratio. The Company had no borrowings under this facility during fiscal 2003 or fiscal 2002. The facility expires in November 2003 and the Company expects to renew this facility or replace it with a comparable facility before its expiration.

The Company has a $120 million short-term line of credit, which is primarily used to issue merchandise letters of credit. At fiscal 2003 year-end, approximately $59.9 million had been utilized for letters of credit, leaving $60.1 million available. The Company also has $36.5 million in credit lines used to issue other special-purpose letters of credit, all of which were fully utilized at fiscal 2003 year-end. Of the $36.5 million in special-purpose letters of credit, $25.6 million related to the Company's industrial revenue bonds.

Most of the Company's loan agreements require that the Company maintain certain financial ratios and limit specific payments and equity distributions including cash dividends, loans to shareholders and repurchases of common stock. The Company is in compliance with all debt covenants.

NOTE 6 – EMPLOYEE BENEFIT PLANS

The Company offers a qualified, defined contribution employee retirement plan to all its full- and part-time personnel who are at least 18 years old and have been employed for a minimum of six months. Employees contributing 1% to 5% of their compensation receive a matching Company contribution of up to 3%. Company contributions to the plan were $1,760,000, $1,734,000 and $1,790,000 in fiscal 2003, 2002 and 2001, respectively.

In addition, a non-qualified retirement savings plan is available for the purpose of providing deferred compensation for certain employees whose benefits under the qualified plan may be limited under Section 401(k) of the Internal Revenue Code. The Company's expense for this non-qualified plan was not significant for fiscal 2003, 2002 and 2001.

The Company maintains supplemental retirement plans (the "Plans") for certain of its executive officers. The Plans provide that upon death, disability or reaching retirement age, a participant will receive benefits based on highest compensation and years of service. The Company recorded expenses related to the Plans of $2,689,000, $2,488,000 and $1,850,000 in fiscal 2003, 2002 and 2001, respectively.

The Plans are not funded and thus have no plan assets. However, a trust has been established for the purpose of setting aside funds to be used to settle the pension obligations upon retirement or death of the participants. The trust assets are invested in short-term money market funds earning average rates of return of 1.7%, 3.4% and 6.3% in fiscal 2003, 2002 and 2001, respectively. The invested assets were $5,249,000 and $4,661,000 at March 1, 2003 and March 2, 2002, respectively. The trust and the Company own and are the beneficiaries of various increasing whole life insurance contracts on most of the participants in the Plans. Life insurance contracts owned by the trust had net cash surrender values totaling $12,131,000 at March 1, 2003 and $11,625,000 at March 2, 2002, and had net death benefits of $25,926,000 at the respective policy year-ends. Company-owned life insurance contracts had net cash surrender balances of $2,103,000 at March 1, 2003 and $2,050,000 at March 2, 2002, and net death benefits of $7,306,000 at the respective policy year-ends.

Measurement of obligations for the Plans is calculated as of each fiscal year-end. The discount rates used to determine the actuarial present value of projected benefit obligations under such plans were 6.75% and 7.25% as of March 1, 2003 and March 2, 2002, respectively. The assumed weighted average rate increase in future compensation levels under such plans was 5.0% as of both March 1, 2003 and March 2, 2002. The following provides a reconciliation of benefit obligations and funded status of the Plans as of March 1, 2003 and March 2, 2002 (in thousands):

	2003	2002
Change in projected benefit obligation:		
Projected benefit obligation, beginning of year	$ 15,864	$ 12,962
Service cost	631	569
Interest cost	1,196	1,055
Actuarial loss	2,551	1,278
Projected benefit obligation, end of year	$ 20,242	$ 15,864
Reconciliation of funded status:		
Funded status	$ (20,242)	$ (15,864)
Unrecognized net loss	3,889	1,338
Unrecognized prior service cost	6,224	7,086
Accrued pension cost	(10,129)	(7,440)
Additional minimum liability	(5,689)	(3,980)
Accrued benefit liability	$ (15,818)	$ (11,420)
Amounts recognized in the balance sheets:		
Accrued benefit liability	$ (15,818)	$ (11,420)
Intangible asset	4,244	3,980
Accumulated other comprehensive (income) loss	909	–
Net amount recognized	$ (10,665)	$ (7,440)
Other comprehensive (income) loss attributable to change in additional minimum liability recognition, net of tax	$ 909	$ –

Net periodic benefit cost included the following actuarially determined components during fiscal 2003, 2002 and 2001 (in thousands):

	2003	2002	2001
Service cost	$ 631	$ 569	$ 434
Interest cost	1,196	1,055	779
Amortization of unrecognized prior service cost	862	862	635
Amortization of net obligation at transition	–	2	2
	$ 2,689	$ 2,488	$ 1,850

NOTE 7 – MATTERS CONCERNING SHAREHOLDERS' EQUITY

Stock purchase plan – Substantially all employees are eligible to participate in the Pier 1 Imports, Inc. Stock Purchase Plan under which the Company's common stock is purchased on behalf of employees at market prices through regular payroll deductions. Each participant may contribute up to 10% of the eligible portions of compensation. The Company contributes from 10% to 100% of the participants' contributions, depending upon length of participation and date of entry into the plan. Company contributions to the plan were $1,078,000, $985,000 and $921,000 in fiscal years 2003, 2002 and 2001, respectively.

Restricted stock grant plans – In fiscal 1998, the Company issued 238,500 shares of its common stock to key officers pursuant to a Management Restricted Stock Plan, which provides for the issuance of up to 415,600 shares. The fiscal 1998 restricted stock grant vested over a four-year period of continued employment. The fair value at the date of grant of these restricted stock shares was expensed over the aforementioned vesting period. The fair value at the date of grant of the restricted shares granted in fiscal 1998 was $3,000,000. Shares not vested were returned to the plan if employment was terminated for any reason. To date, 107,184 shares have been returned to the plan.

In fiscal 1991, the Company issued 726,804 shares of its common stock to key officers pursuant to a Restricted Stock Grant Plan, which provided for the issuance of up to 1,037,214 shares. These shares vested, and the fair value at the date of grant was expensed, over a ten-year period of continued employment. Unvested shares are returned to the plan upon employment termination. As of March 1, 2003, 407,742 shares have been returned to the plan. In fiscal 2000, the Restricted Stock Grant Plan was terminated by the Board of Directors and is no longer available for issuance of common stock to key officers. The final vesting period was March 2000.

Total compensation expense for both restricted stock grant plans was $85,000 and $216,000 for fiscal 2002 and 2001, respectively. There was no compensation expense for either of these restricted stock grant plans in fiscal 2003.

Stock option plans – In June 1999, the Company adopted the Pier 1 Imports, Inc. 1999 Stock Plan (the "Plan"). The Plan will ultimately replace the Company's two previous stock option plans, which were the 1989 Employee Stock Option Plan (the "Employee Plan") and the 1989 Non-Employee Director Stock Option Plan (the "Director Plan").

The Plan provides for the granting of options to directors and employees with an exercise price not less than the fair market value of the common stock on the date of the grant. Options may be either Incentive Stock Options authorized under Section 422 of the Internal Revenue Code or non-qualified options, which do not qualify as Incentive Stock Options. Current director compensation provides for non-qualified options covering 6,000 shares to be granted once each year to each non-employee director. Additionally, the Plan authorizes a Director Deferred Stock Program. As the program is currently implemented by the Board of Directors, each director must defer a minimum of 50% and may defer up to 100% of the director's cash fees into a deferred stock account. The amount deferred receives a 50% matching contribution from the Company. The Plan provides that a maximum of 9,000,000 shares of common stock may be issued under the Plan, of which not more than 250,000 may be issued in exchange for deferred stock units. Options issued to non-director employees vest equally over a period of four years while directors' options are fully vested at the date of issuance. Employee options will fully vest upon retirement or, under certain conditions, a change in control of the Company. As of March 1, 2003 and March 2, 2002, respectively, there were 448,083 and 1,026,978 shares available for grant under the Plan, of which 150,403 and 171,673 may be used for deferred stock issuance. Additionally, outstanding options covering 1,785,275 and 894,200 shares were exercisable and 99,597 and 78,327 shares were issuable in exchange for deferred stock units at fiscal years ended 2003 and 2002, respectively. The Plan will expire in June 2009, and the Board of Directors may at any time suspend or terminate the Plan or amend the Plan, subject to certain limitations.

Under the Employee Plan, options may be granted to qualify as Incentive Stock Options under Section 422 of the Internal Revenue Code or as non-qualified options. Most options issued under the Employee Plan vest over a period of four to five years. As of March 1, 2003 and March 2, 2002, outstanding options covering 1,645,936 and 2,303,198 shares were exercisable and 951,559 and 932,684 shares were available for grant, respectively. The Employee Plan expires in June 2004. The Director Plan expired in fiscal 2000. As of March 1, 2003 and March 2, 2002, outstanding options covering 41,176 and 48,264 shares, respectively, were exercisable under the Director Plan. As a result of the expiration of the Director Plan during fiscal 2000, no shares are available for future grants. Both plans were subject to adjustments for stock dividends and certain other changes to the Company's capitalization.

A summary of stock option transactions related to the stock option plans during the three fiscal years ended March 1, 2003 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Fair Value at Date of Grant	Exercisable Shares: Number of Shares	Exercisable Shares: Weighted Average Exercise Price
Outstanding at February 26, 2000	6,049,207	$ 7.94		2,214,717	$ 7.28
Options granted	1,589,000	10.49	$ 5.31		
Options exercised	(569,326)	5.38			
Options cancelled or expired	(351,900)	8.47			
Outstanding at March 3, 2001	6,716,981	8.73		2,809,406	8.07
Options granted	2,711,500	8.32	4.59		
Options exercised	(937,619)	7.06			
Options cancelled or expired	(314,125)	9.90			
Outstanding at March 2, 2002	8,176,737	8.74		3,245,662	8.81
Options granted	2,814,000	20.39	9.70		
Options exercised	(1,469,450)	8.66			
Options cancelled or expired	(275,250)	9.56			
Outstanding at March 1, 2003	9,246,037	12.27		3,472,387	8.96

For shares outstanding at March 1, 2003:

Ranges of Exercise Prices	Total Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Shares Currently Exercisable	Weighted Average Exercise Price – Exercisable Shares
$3.22 - $8.26	4,190,387	$ 7.29	7.04	1,930,687	$ 6.62
$8.50 - $18.50	2,273,150	11.54	6.51	1,505,700	11.66
$20.38 - $21.00	2,782,500	20.39	9.57	36,000	21.00

The Company accounts for its stock options using the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, but is required to disclose the pro forma effect on net income and earnings per share as if the options were accounted for using a fair value-based method of accounting. For purposes of computing pro forma net income and earnings per share, the fair value of the stock options is amortized on a straight-line basis as compensation expense over the vesting periods of the options. The fair values for options issued in fiscal 2003, 2002 and 2001 have been estimated as of the date of grant using the Black-Scholes or a similar option-pricing model with the following weighted average assumptions:

	2003	2002	2001
Weighted average fair value of options granted	$ 9.70	$ 4.59	$ 5.31
Risk-free interest rates	2.82%	3.75%	5.68%
Expected stock price volatility	56.98%	60.25%	55.86%
Expected dividend yields	1.5%	0.8%	1.0%
Weighted average expected lives	5 years	6 years	6 years

Option valuation models are used in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility and the average life of options. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Share purchase rights plan – On December 9, 1994, the Board of Directors adopted a Share Purchase Rights Plan and declared a dividend of one common stock purchase right (a "Right") payable on each outstanding share of the Company's common stock on December 21, 1994, and authorized the issuance of Rights for subsequently issued shares of common stock. The Rights, which will expire on December 21, 2004, are initially not exercisable, and until becoming exercisable will trade only with the associated common stock. After the Rights become exercisable, each Right entitles the holder to purchase at a specified exercise price one share of common stock. The Rights will become exercisable after the earlier to occur of (i) ten days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding common stock or (ii) ten business days (or such later date as determined by the Board of Directors) following the commencement of, or announcement of an intention to make, a tender or exchange offer the consummation of which would result in beneficial ownership by a person or group of 15% or more of the outstanding common stock. If the Company were acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power were sold, proper provision would be made so that each Right would entitle its holder to purchase, upon the exercise of the Right at the then current exercise price (currently the exercise price is $14.81), that number of shares of common stock of the acquiring company having a market value of twice the exercise price of the Right. If any person or group were to acquire beneficial ownership of 15% or more of the Company's outstanding common stock, each Right would entitle its holder (other than such acquiring person whose Rights would become void) to purchase, upon the exercise of the Right at the then current exercise price, that number of shares of the Company's common stock having a market value on the date of such 15% acquisition of twice the exercise price of the Right. The Board of Directors may at its option, at any time after such 15% acquisition but prior to the acquisition of more than 50% of the Company's outstanding common stock, exchange all or part of the then outstanding and exercisable Rights (other than those held by such acquiring person whose Rights would become void) for common stock at an exchange rate per Right of one-half the number of shares of common stock receivable upon exercise of a Right. The Board of Directors may, at any time prior to such 15% acquisition, redeem all the Rights at a redemption price of $.01 per Right.

Shares reserved for future issuances – As of March 1, 2003, the Company had approximately 112,749,000 shares reserved for future issuances under the stock plans and the share purchase rights plan.

NOTE 8 – INCOME TAXES

The provision for income taxes for each of the last three fiscal years consists of (in thousands):

	2003	2002	2001
Federal:			
Current	$ 52,175	$ 56,207	$ 50,455
Deferred	17,555	(2,110)	583
State:			
Current	3,961	3,909	3,368
Deferred	1,068	(128)	152
Foreign:			
Current	1,104	910	1,032
Deferred	125	–	–
	$ 75,988	$ 58,788	$ 55,590

Deferred tax assets and liabilities at March 1, 2003 and March 2, 2002 are comprised of the following (in thousands):

	2003	2002
Deferred tax assets:		
Inventory	$ –	$ 2,166
Deferred compensation	12,840	9,129
Accrued average rent	9,195	8,476
Losses on a foreign subsidiary	4,228	3,948
Self insurance reserves	3,485	2,408
Minimum pension liability adjustment	537	–
Foreign tax credit carryforward	325	–
Other	1,357	2,470
	31,967	28,597
Valuation allowance	(4,678)	(3,948)
Total deferred tax assets	27,289	24,649
Deferred tax liabilities:		
Fixed assets, net	(4,380)	(1,577)
Inventory	(18,047)	–
Total deferred tax liabilities	(22,427)	(1,577)
Net deferred tax assets	$ 4,862	$ 23,072

The Company has settled and closed all Internal Revenue Service ("IRS") examinations of the Company's tax returns for all years through fiscal 1999. An IRS audit of fiscal years 2000 and 2001 began in the first quarter of fiscal year 2003. For financial reporting purposes, a valuation allowance exists at March 1, 2003 to offset the net deferred tax asset relating to the losses of a foreign subsidiary and foreign tax credit carryforwards.

Undistributed earnings of the Company's non-U.S. subsidiaries amounted to approximately $27.1 million at March 1, 2003. These earnings are considered to be indefinitely reinvested and, accordingly, no additional U.S. income taxes or non-U.S. withholding taxes have been provided. Determination of the amount of additional taxes that would be payable if such earnings were not considered indefinitely reinvested is not practical.

The difference between income taxes at the statutory federal income tax rate of 35% in fiscal 2003, 2002 and 2001, and income tax reported in the consolidated statements of operations is as follows (in thousands):

	2003	2002	2001
Tax at statutory federal income tax rate	$ 71,881	$ 55,649	$ 52,584
State income taxes, net of federal benefit	4,277	3,387	3,200
Work opportunity tax credit, foreign tax credit and R&E credit	(67)	(202)	(207)
Net foreign income taxed at lower rates	(365)	(101)	(1,048)
Other, net	262	55	1,061
	$ 75,988	$ 58,788	$ 55,590

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Leases – The Company leases certain property consisting principally of retail stores, warehouses and material handling and office equipment under leases expiring through the year 2021. Most retail store locations are leased for primary terms of 10 to 15 years with varying renewal options and rent escalation clauses. Certain leases provide for additional rental payments based on a percentage of sales in excess of a specified base. The Company's lease obligations are considered operating leases, and all payments are reflected in the accompanying consolidated statements of operations.

During fiscal 2003, the Company sold certain store properties for $5.7 million. These stores were leased back from unaffiliated third parties for periods of approximately five years. The resulting leases are being accounted for as operating leases. The Company deferred gains of $0.4 million and recognized losses of $0.2 million in fiscal 2003 on these sale-leaseback transactions; the gains are being amortized over the initial primary terms of the leases. During fiscal 2002, the Company sold certain store properties for $12.6 million. These stores were leased back from unaffiliated third parties for periods of approximately ten years. The resulting leases are being accounted for as operating leases. The Company deferred gains of $5.1 million in fiscal 2002 on these sale-leaseback transactions; the gains are being amortized over the primary terms of the leases. Future minimum lease commitments of these operating leases are included in the summary below of the Company's operating leases.

At March 1, 2003, the Company had the following minimum lease commitments in the years indicated (in thousands):

Fiscal Year	Operating Leases
2004	$ 185,169
2005	177,658
2006	162,535
2007	146,413
2008	133,385
Thereafter	457,161
Total lease commitments	$ 1,262,321
Present value of total operating lease commitments at 10%	$ 837,744

Rental expense incurred was $183,745,000, $159,461,000 and $144,035,000, including contingent rentals of $816,000, $921,000 and $979,000, based upon a percentage of sales, and net of sublease incomes totaling $507,000, $1,191,000 and $2,650,000 in fiscal 2003, 2002 and 2001, respectively.

Legal matters – There are various claims, lawsuits, investigations and pending actions against the Company and its subsidiaries incident to the operations of its business. Liability, if any, associated with these matters is not determinable at March 1, 2003; however, the Company considers them to be ordinary and routine in nature. The Company maintains liability insurance against most of these claims. While certain of the lawsuits involve substantial amounts, it is the opinion of management, after consultation with counsel, that the ultimate resolution of such litigation will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

NOTE 10 – SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for the years ended March 1, 2003 and March 2, 2002 are set forth below (in thousands except per share amounts):

	Three Months Ended			
Fiscal 2003	6/1/02	8/31/02	11/30/02	3/1/03
Net sales	$ 384,429	410,902	438,501	521,035
Gross profit	$ 163,993	164,929	191,760	232,723
Net income	$ 22,181	22,073	31,100	54,032
Basic earnings per share	$ .24	.24	.34	.59
Diluted earnings per share	$ .23	.23	.33	.57

	Three Months Ended			
Fiscal 2002	6/2/01	9/1/01	12/1/01	3/2/02
Net sales	$ 325,387	357,248	387,360	478,561
Gross profit	$ 134,914	137,539	165,408	211,900
Net income	$ 12,345	13,802	25,046	49,016
Basic earnings per share	$ .13	.15	.27	.53
Diluted earnings per share	$ .13	.14	.26	.51

Pier 1 Imports, Inc.

SHAREHOLDER INFORMATION

EXECUTIVE OFFICES
Suite 600
301 Commerce Street
Fort Worth, Texas 76102
(817) 252-8000
www.pier1.com

COMMON STOCK
Approximately 40,000 shareholders of record
Traded on the New York Stock Exchange
Symbol: PIR

INVESTOR RELATIONS AND FORM 10-K REPORT
A copy of the Pier 1 Imports, Inc. Form 10-K report filed with the Securities and Exchange Commission is available by writing the Investor Relations Department at:

Pier 1 Imports, Inc.
P.O. Box 961020
Fort Worth, Texas 76161-0020
or by calling (817) 252-7835
Toll Free (888) 80-PIER1
(888) 807-4371
Investor inquiries also may be directed to that department.

INDEPENDENT AUDITORS
Ernst & Young LLP
Fort Worth, Texas

TRANSFER AGENT
Mellon Investor Services
85 Challenger Road
Ridgefield Park, New Jersey 07660
Shareholder Line Toll Free (888) 884-8086

ANNUAL MEETING
The annual meeting of shareholders will be held at 10 a.m. Central Daylight Time, Thursday, June 26, 2003, in the Brazos Room at the Renaissance Worthington Hotel, Fort Worth, Texas.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Marvin J. Girouard
Chairman and
Chief Executive Officer

John H. Burgoyne
Founder
Burgoyne and Associates

Dr. Michael R. Ferrari
Chancellor
Texas Christian University

James M. Hoak, Jr.
Chairman
Hoak Capital Corporation

Karen W. Katz
President and Chief Executive Officer
Neiman Marcus Stores

Tom M. Thomas
Senior Partner
Kolodey, Thomas & Blackwood, LLP

EXECUTIVE OFFICERS

Marvin J. Girouard
Chairman and
Chief Executive Officer

Charles H. Turner
Executive Vice President, Chief Financial Officer and Treasurer

Robert A. Arlauskas
Executive Vice President, Stores

Jay R. Jacobs
Executive Vice President, Merchandising

J. Rodney Lawrence
Executive Vice President, Legal Affairs and Corporate Secretary

Phil E. Schneider
Executive Vice President, Marketing

David A. Walker
Executive Vice President, Logistics and Allocations

E. Mitchell Weatherly
Executive Vice President, Human Resources

MARKET PRICE AND DIVIDEND INFORMATION

The Company's common stock is traded on the New York Stock Exchange. The following tables show the high and low closing sale prices on such Exchange, as reported in the consolidated transaction reporting system, and the dividends paid per share, for each quarter of fiscal 2003 and 2002.

	Market Price		Cash Dividends
Fiscal 2003	High	Low	per Share[1]
First quarter	$ 23.95	$ 19.76	$ .05
Second quarter	22.54	15.20	.05
Third quarter	20.43	16.27	.05
Fourth quarter	21.20	15.35	.06

	Market Price		Cash Dividends
Fiscal 2002	High	Low	per Share[1]
First quarter	$ 14.55	$ 11.10	$ .04
Second quarter	12.65	10.30	.04
Third quarter	14.70	8.13	.04
Fourth quarter	20.24	14.50	.04

(1) For restrictions on the payments of dividends, see Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.

Pier 1 imports®

Suite 600
301 Commerce Street
Fort Worth, Texas 76102
www.pier1.com